BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

December 16, 2003



04012210

PROCESSED

JAN 29 2004

THOMSON
FINANCIAL

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Auterra Ventures Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4653

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since September 16, 2003:

A.   Unaudited Financial Statements and accompanying Quarterly Reports

-      copy of unaudited financial statements for the period ended August 31, 2003 with relevant Quarterly report on BC Form 51-901F.

B.   Copies of news releases issued during the relevant period.

C.   Copy of Form 45-103F4 filed with the British Columbia Securities Commission.

D.   Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

E.   Copy of TSX Venture Exchange letter   of approval.

F.   Copy of Geological Report filed with the British Columbia and Alberta Securities Commissions.

BERUSCHI & COMPANY

December 16, 2003
Page 2

G. Copy of Form 45-102F2 filed with the British Columbia and Alberta Securities
    Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in
the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

04 JAN -2 AM 7:21

 **British Columbia Securities Commission**

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act. The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X   Schedule A

_____   Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Auterra Ventures Inc.	August 31, 2003	2003/10/30

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ir@auterraventures.com	www.auterraventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2003/10/30

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Vic Berar"	Vic Berar	2003/10/30

AUTERRA VENTURES INC.

Interim Financial Statements
For the six months ended August 31, 2003 and 2002

(Unaudited – Prepared by Management)

ν

AUTERRA VENTURES INC.
INTERIM BALANCE SHEET
(Unaudited – Prepared by Management)

		August 31, 2003		February 28, 2003
				(Audited)
ASSETS				
Current Assets				
Cash	$	39	$	132
Cash in trust		605		96
Account receivable (Note 7c)		58,749		58,749
Goods and services tax recoverable		12,917		8,077
Prepaid expenses		1,549		9,409
Marketable securities (Notes 2 and 4)		3,000		3,000
Security deposit		4,000		-
		80,859		79,463
Due from Related Party (Note 5)		1,576		1,576
Property, Plant and Equipment (Notes 2 and 6)		7,458		8,549
Mineral Properties, including deferred costs (Notes 2 and 7)		385,391		343,361
	$	475,284	$	432,949
LIABILITIES				
Current Liabilities				
Accounts payable and accrued liabilities	$	201,421	$	361,117
Due to related parties (Note 8)		73,009		143,368
		274,430		504,485
Loan Payable (Note 9)		8,604		8,274
Long-term accounts payable (Note 8)		203,694		-
		486,728		512,759
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Share Capital (Note 10)		2,351,734		2,351,734
Share subscription		160,000		-
Deficit		(2,523,178)		(2,431,544)
		(11,444)		(79,810)
	$	475,284	$	432,949

Approved on Behalf of the Board:

"Raymond Roland"   _"Vic Berar"_

Director   Director

SEE ACCOMPANYING NOTES

AUTERRA VENTURES INC.
INTERIM STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE AND SIX MONTHS ENDED AUGUST 31, 2003 AND 2002
(Unaudited – Prepared by Management)

	Three months ended August 31,		Six months ended August 31,	
	2003	2002	2003	2002
ADMINISTRATION COSTS:				
Accounting and audit	$ 8,280	$ 13,750	$ 10,280	$ 20,750
Amortization	546	745	1,091	1,490
Interest and bank charges	6,311	2,935	12,009	7,392
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	2,400	721	3,985	5,228
Legal fees	12,147	-	18,836	505
Rent	9,000	9,000	18,000	18,000
Transfer agent and filing fees	9,302	2,267	11,311	5,931
Travel and promotion	701	665	797	6,469
	56,187	37,583	91,309	80,765
OTHER ITEMS:				
Interest income	(2)	(17)	(5)	(22)
Interest on long term debt	165	-	330	-
NET LOSS FOR THE PERIOD	56,350	37,566	91,634	80,743
DEFICIT AT BEGINNING OF PERIOD	2,466,828	2,283,306	2,431,544	2,240,129
DEFICIT AT END OF PERIOD	$ 2,523,178	$ 2,320,872	$ 2,523,178	$ 2,320,872
Loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

SEE ACCOMPANYING NOTES

AUTERRA VENTURES INC.
INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED AUGUST 31, 2003 AND 2002
(Unaudited – Prepared by Management)

	Three months ended August 31,		Six months ended August 31,	
	2003	2002	2003	2002
OPERATING ACTIVITIES:				
Net loss for the period	$ (56,350)	$ (37,566)	$ (91,634)	$ (80,743)
Adjustments:				
Amortization	546	745	1,091	1,490
Interest on long term debt	165	-	330	-
	(55,639)	(36,821)	(90,213)	(79,253)
Changes in non-cash working capital items:				
Account receivable	-	-	-	27,500
Goods and services tax recoverable	(3,399)	4,284	(4,840)	2,836
Prepaid expenses	650	(545)	7,860	(597)
Security deposit	(4,000)	-	(4,000)	-
Accounts payable and accrued liabilities	(151,350)	(13,196)	(118,118)	12,766
Due to related parties	73,010	16,969	91,757	27,046
	(140,728)	(29,309)	(117,554)	(9,702)
FINANCING ACTIVITIES:				
Common shares subscription	160,000	-	160,000	-
Issuance of common shares	-	-	-	4,800
	160,000	-	160,000	4,800
INVESTING ACTIVITIES:				
Acquisition costs of mineral properties	-	-	(15,000)	-
Deferred exploration and development costs, net of mineral exploration tax credit and exploration grant	(23,186)	-	(27,030)	2,734
	(23,186)	-	(42,030)	2,734
INCREASE (DECREASE) IN CASH	(3,914)	(29,309)	416	(2,168)
CASH, BEGINNING OF PERIOD	4,558	29,958	228	2,817
CASH, END OF PERIOD	$ 644	$ 649	$ 644	$ 649
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

Non-cash Transaction – Note 12

SEE ACCOMPANYING NOTES

AUTERRA VENTURES INC.
INTERIM SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE SIX MONTHS ENDED AUGUST 31, 2003 AND 2002
(Unaudited – Prepared by Management)

	Auterra Properties	AR Properties	Rabbit North Properties	2003 Total	Auterra Properties	AR Properties	Haines Gabbro Properties	2002 Total
Exploration and Development Costs:								
Administration and miscellaneous	$ 308	$ -	$ -	$ 308	$ -	$ -	$ -	$ -
Geological	-	-	26,722	26,722	-	-	-	-
Total costs incurred during the period	308	-	26,722	27,030	-	-	-	-
Exploration grant	-	-	-	-	-	(2,734)	-	(2,734)
Balance of Costs at Beginning of Period	83,433	77,428	-	160,861	80,860	77,428	25,639	183,927
	83,741	77,428	26,722	187,891	80,860	74,694	25,639	181,193
Cost recovery	-	-	-	-	-	-	(25,639)	(25,639)
Balance of Costs at End of Period	$ 83,741	$ 77,428	$ 26,722	$ 187,891	$ 80,860	$ 74,694	$ -	$ 155,554

SEE ACCOMPANYING NOTES

6

1.   **INTERIM REPORTING**

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's February 28, 2003 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual February 28, 2003 financial statements.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

a.   **Deferred Costs**

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are written-off to deficit.

Exploration costs renounced due to flow-through share subscription agreements remain capitalized, however, for corporate income tax purposes, the Company has no right to claim these costs as tax deductible expenses.

b.   **Values**

The amounts shown for mineral properties and deferred costs represent costs to date and are not intended to reflect present or future values.

c.   **Option Payments**

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

d.   **Marketable Securities**

Marketable securities are valued at the lower of cost and market value. Shares are valued at cost if their decline in market value is considered temporary.

7

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

   e.   <u>Property, Plant and Equipment</u>

   Property, plant and equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Automobile	30%
Furniture and fixtures	20%

   In the year of acquisition, amortization is recorded at one-half the normal rate.

   f.   <u>Loss per Share</u>

   Loss per share has been calculated using the weighted-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

   g.   <u>Incentive Stock Option Plan</u>

   The Company has not adopted a formal incentive option plan, but has granted stock options as described in Note 10. No compensation expense is recognized when shares are issued or stock options are granted. Any consideration paid by individuals on exercise of stock options or purchase of shares is credited to share capital.

   h.   <u>Use of Estimates</u>

   The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from these estimates.

3.   **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash, cash in trust, account receivable, marketable securities, due from related party, accounts payable and accrued liabilities, due to related parties and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

4. **MARKETABLE SECURITIES**

	2003		2002	
	Cost	Market Value	Cost	Market Value
Cora Resources Ltd. (100,000 shares)	$ 3,000	$ 3,000	$ 4,000	$ 4,000

5. **DUE FROM RELATED PARTY**

An amount due from a corporation controlled by the President of the Company is unsecured, non-interest bearing and has no specific terms of repayment.

6. **PROPERTY, PLANT AND EQUIPMENT**

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 11,336	$ 7,323	$ 4,013	$ 5,733
Furniture and fixtures	6,600	3,155	3,445	4,301
	$ 17,936	$ 10,478	$ 7,458	$ 10,034

7. **MINERAL PROPERTIES**

	August 31, 2003				
	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Capitalized Costs Recovered	Write-off of Capitalized Costs	Total
a. Auterra Properties	$ 155,000	$ 83,741	$ -	$ -	$ 238,741
b. AR Properties	27,500	77,428	-	-	104,928
c. Rabbit North Properties	15,000	26,722	-	-	41,722
	$ 197,500	$ 187,891	$ -	$ -	$ 385,391

9

8.   MINERAL PROPERTIES (CONT'D)

		August 31, 2002			
	Acquisition Costs (Net of recoveries)	Deferred Exploration and Development Costs	Capitalized Costs Recovered	Write-off of Capitalized Costs	Total
a. Auterra Properties	$ 155,000	$ 80,860	$ -	$ -	$ 235,860
b. AR Properties	27,500	77,428	(2,734)	-	102,194
c. Haines Gabbro Properties	56,720	25,639	(82,359)	-	-
d. Rabbit North Properties	-	-	-	-	-
	$ 239,220	$ 183,927	$ (85,093)	$ -	$ 338,054

a.   **Auterra Properties**

i)   By an Agreement dated January 29, 1998 (amended June 30, 2000), the Company acquired a 100% interest in eight (8) Crown granted mineral claims located in the Toodoggone area of the Omineca Mining Division of British Columbia for consideration of $65,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

By an Agreement dated January 29, 1998, the Company acquired a 100% interest in four (4) Crown granted mineral claims located in the Alberni and Victoria Mining Divisions of British Columbia for consideration of $30,000 cash (paid) and 50,000 shares of the Company's capital stock (issued at a price of $0.62 per share).

The properties are subject to a 2% royalty payable on the first 500,000 ounces of gold equivalent produced from the property and a 1% royalty thereafter.

A finder's fee of $8,000 was paid as a result of these Agreements.

10

7. **MINERAL PROPERTIES (CONT'D)**

ii)   By a Terminated Option Agreement dated August 5, 1999 the Company received 100,000 shares of the capital stock of Cora Resources Ltd. at a price of $0.10 per share.

b.   **AR Properties**

By an Agreement dated September 14, 2000, the Company acquired a right to earn a 70% interest (subject to a 3% net smelter returns royalty) in twenty-five (25) mineral claims located in the Whitehorse Mining Division, Yukon for consideration of:

-   Cash payments totaling $185,000 as follows:

$	5,000	on signing of the Agreement (paid);
	20,000	upon TSX acceptance;
	10,000	on or before October 1, 2001;
	25,000	on or before October 1, 2002;
	25,000	on or before October 1, 2003;
	50,000	on or before October 1, 2004; and
	50,000	on or before October 1, 2005.
$	185,000	

-   100,000 shares of the Company's capital stock (issued at a price of $0.225 per share); and

-   Incurring exploration and development expenditures totaling $250,000 as follows:

$	40,000	on or before March 1, 2001 (incurred);
	40,000	on or before March 1, 2002;
	40,000	on or before March 1, 2003;
	40,000	on or before March 1, 2004; and
	90,000	on or before March 1, 2005.
$	250,000	

This agreement is in default. However, notice of termination has not been received from the Optionor.

//

7.   MINERAL PROPERTIES (CONT'D)

    c.   **Haines Gabbro Properties**

        By an Assignment Agreement (the "Agreement") dated May 22, 2001, the Company had acquired from LMX Resources Ltd. ("LMX") an option to acquire by way of a Mineral Property Option Agreement dated January 31, 2000 (the "Underlying Agreement") a 50% interest in certain mineral claims, known as the Haines Gabbro Platinum/Palladium Property located in the Thunder Bay Mining District of Ontario. Prior consideration paid included:

        -   $15,000 paid pursuant to the Underlying Agreement; and
        -   $41,720 cash to satisfy previously incurred drill program costs (paid);

        During the year ended February 28, 2002, LMX repudiated the Agreement. By a Settlement of Judgment Agreement dated March 17, 2002 LMX will reimburse the Company for acquisition and exploration expenditures, goods and services tax recovery and court costs totaling $86,249 made in accordance with the repudiated agreement as follows:

        -   Cash payment of $27,500 on execution of the Settlement of Judgment Agreement (received); and
        -   Common shares with a value of $58,749 of LMX's capital stock to be issued in a shares for debt settlement at a price that is not different from the price offered to the majority of LMX's arm's length trade creditors, on or before May 27, 2003.

    d.   **Rabbit North Properties**

        By a Mineral Property Option Agreement (the "Agreement") dated December 3, 2002, the Company has an option to acquire 100% interest (subject to a 2% net smelter returns royalty for base metals and 3% for gold and silver) in the Rabbit North gold-copper property from private owners by issuing 300,000 shares, paying $245,000 in cash and completing $1-million worth of work staged over five years. The property located 20 kilometers southwest of Kamloops in British Columbia, Canada.

        As at August 31, 2003 the Company has advanced $15,000 to the Property owners, paid $4,000 security deposit for reclamation permit, and spent $26,722 for geological consulting.

8.   **DUE TO RELATED PARTIES**

Amounts due to Directors and officers, and corporations controlled by the Directors and officers are unsecured, non-interest bearing and have no specific terms of repayment except for an amount totaling $105,938 (2002 - $48,966) due to a corporation controlled by the officer of the Company, which accrues interest at the rate of 2% per month.

12

8. **DUE TO RELATED PARTIES (CONT'D)**

During the six months ended August 31, 2003 the Company reclassed $162,115 of the amounts due to Directors and officers, and corporations controlled by the Directors and officers to long-term accounts payable. At August 31, 2003, $235,125 (2002- $88,671) were due to related parties.

9. **LOAN PAYABLE**

The loan payable was unsecured and beared interest at the rate of 8% per annum, compounded semi-annually, not in advance. The loan together with accrued interest was repayable on demand after April 30, 2001.

	August 31, 2003	August 31, 2002
Principal	$ -	$ -
Accrued interest	8,604	7,967
	$ 8,604	$ 7,967

In consideration of the loan, the Company issued 266,667 share purchase warrants. Each warrant was exercisable to acquire one (1) additional share of the Company's capital stock at a price of $0.175 per share on or before January 18, 2002. The warrants expired unexercised.

During the year ended February 28, 2001, the principal portion of the loan was repaid.

10. **SHARE CAPITAL**

The authorized share capital of the Company is 50,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	August 31, 2003		August 31, 2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance at beginning of period	7,947,757	$ 2,351,734	7,921,090	$ 2,346,934
Shares issued for:				
Cash	-	-	26,667	4,800
Balance at end of period	7,947,757	$ 2,351,734	7,947,757	$ 2,351,734

13

10. **SHARE CAPITAL (CONT'D)**

    Stock Options

    The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

    A summary of the status of the Company's stock options as of August 31, 2003 and August 31, 2002 and changes during the periods then ended is as follows:

	August 31, 2003		August 31, 2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning and end of period	-	$ -	388,442	$ 0.225

11. **RELATED PARTY TRANSACTIONS**

    a)   Management fees of $15,000 (2002 - $15,000) were incurred with a corporation controlled by the President of the Company.

    b)   Interest of $10,948 (2002 - $4,567) and rent of $18,000 (2002 - $18,000) were incurred with a corporation controlled by an Officer of the Company.

    All of the above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

12. **NON-CASH TRANSACTIONS**

    A financing activity that does not have a direct impact on current cash flows is excluded from the cash flow statement. During the six months ended August 31, 2003 the following transaction was excluded from the statements of cash flows:

    - Pursuant to letters of deferral, the Company reclassed $203,694 of accounts payable and accrued liabilities to long-term accounts payable.

13. **SUBSEQUENT EVENTS**

    Subsequent to August 31, 2003:

    a)   The Company granted incentive stock options on 1,200,000 shares of the Company's capital stock, exercisable for up to two years at a price of $0.28 per share. The options granted may not

13.   SUBSEQUENT EVENTS (CONT'D)

be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

b)   The Company completed its private placement of four million units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at $0.10 per share. The units are subject to a hold period and may not be traded until January 11, 2004.

c)   The Company announced that pursuant to a Mineral Property Option Agreement dated December 3, 2002 between David L. Cooke, D.L. Cooke & Associates Ltd., Ragnar U. Bruaset, Ragnar U. Bruaset & Associates Ltd. (together, the "Vendors") and the Company with respect to the Rabbit North Property, BC, the Company has issued 100,000 common shares in its capital to the Vendors at a deemed price of $0.11 per share. The issuance of the shares followed acceptance for filing by the TSX Venture Exchange of the agreement. The shares are subject to a hold period and may not be traded until January 11, 2004.

d)   The Company has agreed to a private placement of its securities to raise $300,000. The private placement will consist of the issuance of 1,875,000 units at $0.16 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of Auterra at a price of $0.22 per share for two years. A portion of the private placement will be issued on a flow-through basis. Proceeds of the private placement are to be used on Auterra's Rabbit North Property, BC and general corporate purposes. A finder's fee is payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to the TSX Venture Exchange acceptance for filing.



**British Columbia
Securities Commission**

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

_____ Schedule A

X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Auterra Ventures Inc.	**August 31, 2003**	**2003/10/30**

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ir@auterraventures.com	www.auterraventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	Raymond Roland	2003/10/30

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Vic Berar"	Vic Berar	2003/10/30

16

AUTERRA VENTURES INC.
QUARTERLY REPORT
AUGUST 31, 2003

Section 1

A.   ANALYSIS OF EXPENSES AND DEFERRED COST:

See the accompanying financial statements.

Section 2

A.   RELATED PARTY TRANSACTIONS FOR THE CURRENT PERIOD:

See Note 11 of the accompanying financial statements.

The aggregate amount of expenditures incurred with parties not-at-arms length with the Company were $43,948 during the six months ended August 31, 2003.

Section 3

A.   SECURITIES ISSUED DURING THE PERIOD ENDED:

NIL.

B.   OPTIONS GRANTED DURING THE PERIOD:

NIL.

Section 4

A.   AUTHORIZED AND ISSUED SHARE CAPITAL AS AT AUGUST 31, 2003:

Authorized share capital - 50,000,000 common shares without par value.

A total of 7,947,757 shares have been issued for a total of $2,351,734.

B.   OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT AUGUST 31, 2003:

NIL.

C.   SHARES IN ESCROW OR SUBJECT TO POOLING AS AT AUGUST 31, 2003:

Common shares in escrow – 468,750.

Section 5

A.   LIST OF DIRECTORS AND OFFICERS AS AT OCTOBER 30, 2003:

R. Roland	Director/President
S. Kenwood	Director
V. Berar	Director
T. Torrance	Director
B. Harris	Director
D. Beruschi	Secretary

AUTERRA VENTURES INC.
AUGUST 31, 2003

RESULTS OF OPERATIONS

Auterra Ventures Inc. (the "Issuer") is a venture capital company with a mineral exploration business. As all of the Issuer's mineral property interests are in the exploration stage, it has no current operating income or cash flow.

The Issuer incurred a net loss of $91,634 for the six months ended August 31, 2003 as compared to a loss of $80,743 for the comparative period in 2002.

RESOURCE PROPERTY INTERESTS

Rabbit North Property - British Columbia, Canada

In December 2002, the Issuer entered into an option to earn a 100% interest in the Rabbit North Copper and Gold property 12 km southwest of the Afton copper-gold Mine near Kamloops, British Columbia, Canada.

The Rabbit North property is a 2,200 ha block of mineral claims located 25 km southwest of Kamloops. It is well accessible by logging roads from Highway 97c that connects the Town of Logan Lake with the Coquihala Highway. Power lines, railroads, major highways, population centres and the world class Highland Valley Copper Mines are all close by.

The property holds a large (over 8 km2) alkaline type porphyry copper-gold alteration system with very good potential to host a copper-gold deposit like the Afton Mine and high grade gold. Exploration has included geological mapping, induced polarization, soil sampling surveys and percussion and diamond drilling. The initial exploration target was an alkaline copper-gold deposit like the nearby Afton Mine where recent drilling established indicated resources of 34.3 mt @ 1.55% Cu, 1.14 g/t Au, 3.42 g/t Ag and 0.13 g/t Pd. Such grades are much higher than have been found traditionally in the porphyry copper mines of British Columbia and are desirable in today's very competitive metals markets.

The past exploration campaigns at Rabbit North established the presence of widespread copper-gold mineralization centred on the alkaline intrusive complex. Drilling found several areas with copper-gold mineralization. No reserves or resources have been delineated as yet. Drill targeting was hampered by extensive glacial overburden and barren tertiary basalt cover over most of the hydrothermally altered rock. Consequently large tracts of the alteration system have never been drilled.

New High Grade Gold at Rabbit North

The last drilling campaign in 1997 uncovered a very important new style of mineralization on the property: high grade gold in fracture zones at the western edges of the alteration zone. The best grades intersected were: 15.4 g/t Au over 8 m with the best interval having 27.6 g/t Au over 2 m. Based on the geology of the drill holes and several test pits, it is interpreted that several sub-parallel gold zones occur over an area measuring at least 100 by 400 meters.

Now this exploration target is a high grade gold zone like the Snip Mine in Northern British Columbia. Like the gold at Rabbit North, the Snip mine is also located in the margins of a large copper gold porphyry system. Snip has past production of 1.3 mt @ 24.53 g/t Au (recovered grade).

A second encouraging important development at Rabbit North was the 1996 Enzyme Leach sampling done over the whole property. This type of geochemistry is capable of detecting oxidizing zones of sulphides under thick cover. Five anomalies were discovered and one was drilled in 1997. This drill hole, spudded on barren bedrock, discovered copper-gold mineralization 150m below surface. The large size of the alteration system and its similarities with alkaline environments like Afton testify to the potential for very significant copper-gold mineralization at Rabbit North.

Overall, exploration is very encouraging as the introduction of enzyme leach geochemistry has opened up new drill targets for a significant copper-gold porphyry deposit and the important discovery of high grade gold in the most recent drill holes has brought the potential for Snip-like high grade gold into focus for the first time.

A drilling and trenching program is being planned to explore for both types of deposits. A total of 11 independent drilling targets for high grade gold and for copper-gold have been identified.

The option agreement provides the Issuer with the option to acquire the property for issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years. The requirements in the initial year are: 100,000 shares (issued) due upon acceptance for filling by the TSX Venture Exchange, $15,000 cash (paid) and $100,000 worth of exploration work. As at August 31, 2003 the Issuer incurred $26,723 for geological services. The acquisition is subject to a NSR Royalty in favour of the vendors: 2% for base metals and a 3% for gold and silver. Portions of these Royalties are purchasable by the Issuer for cash.

Cairn Gold Properties - British Columbia, Canada

The Cairn Property consists of 4 Crown Granted Mineral Claims covering a total of 83.2 hectares. The Toodoggone Mining District area has a rich history of exploration and mining and is home to both producing and past-producing gold, silver and copper deposits including the Kemess South Mine owned by Northgate Exploration Ltd., and the past producing Lawyers, Baker and Shasta gold deposits located to the north of the Cairn claims. The Cairn Property is located approximately 4 km west of the Kemess North Gold/Copper Deposit and 8 km northwest of the Kemess South Copper/Gold Mine in the Toodoggone Mining District of north-central British Columbia.

The Cairn property contains structurally-controlled skarn showings with copper, zinc and silver. Two discovery locations on the property have been targeted for exploration and returned is grade mineralization including samples of up to 9.99% Cu, 245 g/t Ag, 8.8% Zn. In addition, independent samples collected by Royal Oaks Mines Inc. during 1998 reportedly returned up to 11.85% Cu and 17.2% Zn.

Royal Oak attempted to acquire an interest in the Cairn property but negotiations were terminated when Royal Oak was unable to meet the Issuer's terms. We were also approached by Northgate explorations, the successor of Royal Oak, with a proposal to acquire the Cairn. No agreement was concluded. In August 1999, the Issuer

19

entered into a joint venture agreement with Cora Resources Ltd. to explore the Cairn Property. This agreement was terminated during the fiscal year 2002, Cora not having complied with the terms.

The Issuer is very encouraged by the higher grade copper and silver on the Cairn property with compared with lower bulk grade at Kemess. The aim of our exploration is to define higher grade copper and silver that could be a complement to the low grade copper-gold at the nearby mill of Northgate's Kemess South Mine.

Castle Mountain Property – North Toodoggone, British Columbia, Canada

The Castle Mountain Copper, Silver, Lead, Zinc Property consists of 4 Crown Granted Mineral Claims totalling approximately 83 hectares and is located in the Toodoggone Mining District approximately 1km south of the former Baker Mine. The Castle Mountain Property is located near several significant mineral deposits including the Shasta Deposit and the Lawyers Deposit. The Castle Mountain Property is believed to have significant potential as a polymetallic carbonate replacement (skarn) exploration target, as well as an industrial mineral (limestone) producer.

Golden Eagle Gold Property—Vancouver Island, British Columbia, Canada

The Golden Eagle Gold Property is a Crown Granted Mineral Claim totalling 20.9 hectares located in the Headwater area of China Creek approximately 21 km southeast of Port Alberni on Vancouver Island. The area contains various mineral occurrences and many past-producing gold mines. The Golden Eagle Gold Property covers several historical and recently discovered gold bearing quartz veins with high gold values. Based on these favourable historical and recent exploration results, the Issuer believes that the Golden Eagle Gold Property has the potential to host a structurally controlled, vein hosted gold deposit.

The Issuer holds three additional Crown Granted Mineral Claims also located on Vancouver Island. These three claim groups total 58.35 hectares and are currently in the grassroots stage of exploration.

Arch Creek Platinum Palladium Property-Yukon, Canada

The AR Platinum Palladium Property consists of 61 claim units located on the eastern slopes of the Kluane Range, in south-western Yukon. The AR Platinum Palladium Property is in the Wrangelia Terrain which is also known as the Kluane Mafic – Ultramafic Belt. It is known to contain mafic-ultramafic intrusions containing Platinum Group Elements (PGE), copper and nickel mineralization. The Kluane Mafic-Ultramafic Belt contains PGE mineralization such as the Wellgreen and the Linda PGE-Ni-Cu Deposits.

The AR Property is an excellent exploration target with the potential to host an economic PGE deposit. The Company conducted mapping, sampling, road rehabilitation, blast trenching and additional staking on the Arch Creek Property in the fall of 2000. Results from this work program were successful in locating new zones with the potential to host high grade PGE mineralization. Additional work in 2001 included further sampling of previously identified zones of mineralization. A ground VLF and magnetic survey to further identify areas of potential mineralization. A ground VLF and magnetic survey to further identify areas of potential mineralization and to identify subsurface extensions of units with mineralized potential. Grab

AUTERRA VENTURES INC.
AUGUST 31, 2003

samples collected returned values up to 0.147 g/t Pt and 0.190 g/t Pd and one sample returned up to 0.17% Cu. In September 2000 the Issuer entered into a joint venture agreement with Cabin Creek Resource Management Inc., a private company, to acquire an interest in the AR Platinum Palladium Property. Under the joint venture agreement, the Issuer has the right to earn a 70% undivided interest in the AR Property by making cash payments to Cabin Creek totalling $185,000 over a 5-year period, and issuing 100,000 common shares of the Issuer. The Issuer must also fund exploration costs of $250,000 over a period of 5-years. The parties continue to negotiate the agreement, with a view to extending the terms under which the Issuer can earn its interest in the property.

MANAGEMENT

Mr. R. Roland, V. Berar, T. Torrance, Brian Harris and S. Kenwood P. Geo, are Directors of the Issuer. Mr. Roland is President and Chief Executive Officer.

INVESTOR RELATIONS ACTIVITIES

No investor relation activities were undertaken by or on behalf of the Issuer during the six months ended August 31, 2003.

LIQUIDITY AND CONTINUING OPERATIONS

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Issuer's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Issuer to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

Subsequent to August 31, 2003 the Issuer completed its private placement of 4,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.10 per share. The units are subject to a hold period and may not be traded until January 11, 2004.

Subsequent to August 31, 2003 the Issuer agreed to a private placement of 1,875,000 units at $0.16 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.22 per share. A portion of the private placement will be issued on a flow-through basis. Proceeds of the private placement are to be used on Auterra's Rabbit North Property, BC and general corporate purposes. A finder's fee is payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

The Issuer did not proceed with the private placement of its securities to raise up to $200,000 as announced on July 21, 2003.

OUTLOOK

The Issuer is planning to conduct exploration at the Rabbit North Property including trenching and drilling the Rabbit north high grade gold and copper- gold targets commencing in the fall of 2003. A Mines Act Permit has been obtained and preliminary site preparation is in progress.

The Issuer is actively pursuing the possible further joint venture of its Cairn Gold Property with a mining company and has begun discussions relating thereto. The Cairn Gold Property has received considerable interest following recent exploration in the area by Northgate Exploration.

AUTERRA VENTURES INC.

04 JAN -2 AM 7: 21

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

September 23, 2003

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

RABBIT NORTH PROPERTY AGREEMENT
ACCEPTED FOR FILING

Auterra Ventures Inc. (the "Company") announces that, pursuant to a Mineral Property Option Agreement dated December 3, 2002 between David L. Cooke, D.L. Cooke & Associates Ltd., Ragnar U. Bruaset, Ragnar U. Bruaset & Associates Ltd. (together, the "Vendors") and the Company with respect to the Rabbit North Property, BC, the Company has issued 100,000 common shares in its capital to the Vendors at a deemed price of $0.11 per share. The issuance of the shares follows acceptance for filing by the TSX Venture Exchange of the agreement. The shares are subject to a hold period and may not be traded until January 11, 2004.

AUTERRA VENTURES INC.

Per: *"RAYMOND ROLAND"*
Raymond Roland, President

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

September 24, 2003

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

STOCK OPTIONS

Auterra Ventures Inc. (the "Company") announces that it has granted Incentive Stock Options on 1,200,000 shares of the Company's capital stock, exercisable for up to two years at a price of $0.28 per share which price exceeds the last closing price of the Company's shares prior to this announcement. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

AUTERRA VENTURES INC.

Per: **_"Raymond Roland"_**
Raymond Roland, President

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

October 1, 2003

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

$300,000 PRIVATE PLACEMENT

Auterra Ventures Inc. ("Auterra") is pleased to announce that it has agreed to a private placement of its securities to raise $300,000. The private placement will consist of the issuance of 1,875,000 units at $0.16 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of Auterra at a price of $0.22 per share for two years. A portion of the private placement will be issued on a flow-through basis.

Proceeds of the private placement are to be used on Auterra's Rabbit North Property, BC and general corporate purposes.

A finder's fee is payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

Auterra is not proceeding with the private placement of its securities to raise up to $200,000 as announced on July 21, 2003.

AUTERRA VENTURES INC.

Per: ***"Raymond Roland"***
Raymond Roland, Director

AUTERRA VENTURES INC.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886
Internet: www.auterraventures.com

October 30, 2003

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

NEWS RELEASE

Auterra Ventures Inc. announces today the results from its operations for the six month period ended August 31, 2003. Auterra Ventures Inc. incurred a net loss of $91,634 ($0.01 per share) for the period ended August 31, 2003, as compared to a loss of $80,743 ($0.01 per share) for the comparative period in 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in legal and filing fees, and interest charges.

AUTERRA VENTURES INC.

Per: *"Raymond Roland"*
         Raymond Roland, Director

AUTERRA VENTURES INC.

November 11, 2003

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed

EXPLORATION COMMENCES AT RABBIT NORTH COPPER / GOLD PROJECT

Auterra is pleased to announce that a two phase trenching and drilling exploration program is commencing on Thursday, November 13th, 2003 on the Rabbit North Gold/Copper property 12 km from the Afton Mine near Kamloops, British Columbia, Canada.

The Rabbit North Gold/Copper property is considered to have excellent discovery potential for two types of significant gold and gold copper deposits.

Firstly, the project has potential for higher grade Gold in fracture zones similar to that found at the Snip Gold Mine in Northern British Columbia. The Snip mine produced over 1 million ounces of gold at an average recovered grade of 24.5 grams per ton of Gold (0.71 oz/t). At Rabbit North, a "wild-cat" hole drilled in 1997 returned 15.4 grams per ton of Gold over 8 metres with the best interval having 27.6 grams per ton of Gold over 2 metres. This drill hole was along the periphery portions of the Rabbit North Copper/Gold porphyry system which are are now a focus for exploration.

Rabbit North also has significant potential for a Copper Gold deposit similar to the Afton Mine - the best grade open pit copper-gold mine in British Columbia. The Afton Copper / Gold Mine and Rabbit North share very similar geology. Both are large altered alkaline porphyry systems of the same Upper Triassic age. At Rabbit North five areas of mineralization below the overburden have been identified as prime drill targets for an Afton style large tonnage Copper / Gold deposit.

The Rabbit North has excellent location and access. It is located only 25 km southwest of Kamloops and 12 km southwest of the former Afton copper-gold mine. There is good road access, the amenities of the mining centre of Kamloops are close and railroads, major highways and power lines also are in close proximity.

AUTERRA VENTURES INC.

Per: _____
Raymond Roland, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

For further information, please contact Ray Roland at:

Tel: (604) 669-5819   Email: r.roland@auterraventures.com

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION JAN -2 [M] 7: 2 |

Issuer information

1.   State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Auterra Ventures Inc.
Name of issuer
#501, 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 669-35819
Telephone Number

2.   State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3.   State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

November 24, 2003

4.   For each security distributed:
    (a)   Describe the type of security, and
    (b)   State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

2.   100,000 common shares

5.   Provide details of the distribution by completing the attached schedule.

6.   Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.11	$11,000
Total dollar value of distribution in all jurisdictions (Canadian $)		$11,000

Commissions and finder's fees

7.   Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: December 1, 2003.

Auterra Ventures Inc.
Name of issuer or vendor (please print)

Raymond Roland, Director
Print name and position of person signing

Signature

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 15, 2003

Item 3. **Press Release**

Press Release dated September 15, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the completion of its private placement of 4,000,000 units at $0.10 per unit.

Item 5. **Full Description of Material Change**

Further to its news releases of June 19, 2003, the Issuer announces the completion of its private placement of 4,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.10 per share. The units are subject to a hold period and may not be traded until January 11, 2004.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7.   **Omitted Information**

There is no omitted information.

Item 8.   **Senior Officers**

Raymond Roland, President - (604) 669-5819.

Item 9.   **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 19th day of September, 2003.

"Raymond Roland"
Raymond Roland, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 23, 2003.

Item 3. **Press Release**

Press Release dated September 23, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that the TSX Venture Exchange has accepted for filing an Option Agreement on the Rabbit North Property, BC., and the issuance of shares thereto.

Item 5. **Full Description of Material Change**

The Issuer announces that, pursuant to a Mineral Property Option Agreement dated December 3, 2002 between David L. Cooke, D.L. Cooke & Associates Ltd., Ragnar U. Bruaset, Ragnar U. Bruaset & Associates Ltd. (together, the "Vendors") and the Issuer with respect to the Rabbit North Property, BC, the Issuer has issued 100,000 common shares in its capital to the Vendors at a deemed price of $0.11 per share. The issuance of the shares follows acceptance for filing by the TSX Venture Exchange of the agreement. The shares are subject to a hold period and may not be traded until January 11, 2004.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7.   <u>**Omitted Information**</u>

There is no omitted information.

Item 8.   <u>**Senior Officers**</u>

Raymond Roland, President - (604) 669-5819.

Item 9.   <u>**Statement of Senior Officer**</u>

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of September, 2003.

"Raymond Roland"
Raymond Roland, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. <u>Reporting Issuer</u>

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. <u>Date of Material Change</u>

September 24, 2003

Item 3. <u>Press Release</u>

Press Release dated September 24, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. <u>Summary of Material Change</u>

The Issuer announces that it has granted Incentive Stock Options on 1,200,000 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.28 per share.

Item 5. <u>Full Description of Material Change</u>

The Issuer announces that it has granted Incentive Stock Options on 1,200,000 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.28 per share which price exceeds the last closing price of the Issuer's shares prior to this announcement. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Item 6. <u>Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act</u>

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7.   **Omitted Information**

There is no omitted information.

Item 8.   **Senior Officers**

Raymond Roland, President - (604) 669-5819.

Item 9.   **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of September, 2003.

"Raymond Roland"
Raymond Roland, President

BC FORM 53-901F

SECURITIES ACT   04 JAN -2 AM 7: 21

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1.   <u>Reporting Issuer</u>

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2.   <u>Date of Material Change</u>

October 1, 2003

Item 3.   <u>Press Release</u>

Press Release dated October 1, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4.   <u>Summary of Material Change</u>

Further to its news releases of June 19, 2003, the Issuer announces the completion of its private placement of 4,000,000 units at $0.10 per unit.

Item 5.   <u>Full Description of Material Change</u>

Further to its news releases of June 19, 2003, the Issuer announces the completion of its private placement of 4,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.10 per share. The units are subject to a hold period and may not be traded until January 11, 2004.

Item 6.   <u>Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act</u>

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7.   **<u>Omitted Information</u>**

There is no omitted information.

Item 8.   **<u>Senior Officers</u>**

Raymond Roland, President - (604) 669-5819.

Item 9.   **<u>Statement of Senior Officer</u>**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of October, 2003.

*"**Raymond Roland**"*
Raymond Roland, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1.   **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2.   **Date of Material Change**

October 30, 2003

Item 3.   **Press Release**

Press Release dated October 30, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4.   **Summary of Material Change**

The Issuer announces the results from its unaudited interim financial statements for the six month period ended August 31, 2003.

Item 5.   **Full Description of Material Change**

The Issuer announces today the results from its operations for the six month period ended August 31, 2003. It incurred a net loss of $91,634 ($0.01 per share) for the period ended August 31, 2003, as compared to a loss of $80,743 ($0.01 per share) for the comparative period in 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in legal and filing fees, and interest charges.

Item 6.   **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7.   <u>**Omitted Information**</u>

There is no omitted information.

Item 8.   <u>**Senior Officers**</u>

Raymond Roland, President - (604) 669-5819.

Item 9.   <u>**Statement of Senior Officer**</u>

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 31st day of October , 2003.

<u>*"Raymond Roland"*</u>
Raymond Roland, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Auterra Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

November 11, 2003

Item 3. **Press Release**

Press Release dated November 11, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces commencement of its exploration program at Rabbit North Copper/Gold Project.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that a two phase trenching and drilling exploration program is commencing on Thursday, November 13th, 2003 on the Rabbit North Gold/Copper property 12 km from the Afton Mine near Kamloops, British Columbia, Canada.

The Rabbit North Gold/Copper property is considered to have excellent discovery potential for two types of significant gold and gold copper deposits.

Firstly, the project has potential for higher grade Gold in fracture zones similar to that found at the Snip Gold Mine in Northern British Columbia. The Snip mine produced over 1 million ounces of gold at an average recovered grade of 24.5 grams per ton of Gold (0.71 oz/t). At Rabbit North, a "wild-cat" hole drilled in 1997 returned 15.4 grams per ton of Gold over 8 metres with the best interval having 27.6 grams per ton of Gold over 2 metres. This drill hole was along the

periphery portions of the Rabbit North Copper/Gold porphyry system which are now a focus for exploration.

Rabbit North also has significant potential for a Copper Gold deposit similar to the Afton Mine - the best grade open pit copper-gold mine in British Columbia. The Afton Copper / Gold Mine and Rabbit North share very similar geology. Both are large altered alkaline porphyry systems of the same Upper Triassic age. At Rabbit North five areas of mineralization below the overburden have been identified as prime drill targets for an Afton style large tonnage Copper / Gold deposit.

The Rabbit North has excellent location and access. It is located only 25 km southwest of Kamloops and 12 km southwest of the former Afton copper-gold mine. There is good road access, the amenities of the mining centre of Kamloops are close and railroads, major highways and power lines also are in close proximity.

Item 6.   **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7.   **Omitted Information**

There is no omitted information.

Item 8.   **Senior Officers**

Raymond Roland, President - (604) 669-5819.

Item 9.   **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 12th day of November, 2003.

"Raymond Roland"
Raymond Roland, President

82-4653

October 2, 2003

TSX venture
EXCHANGE   TSX

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony J. Beruschi

Dear Sir\Madame:

**Re: Auterra Ventures Inc. (the "Company") – Submission #86931
          - Stock Option Plan - Rolling**

TSX Venture Exchange (the "Exchange") has accepted for filing the Company's Stock Option Plan (the "Plan"), which was approved by the Company's shareholders at the Annual General Meeting that was held on August 28, 2003. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.

The Company is to provide our office with the Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted. The Exchange will not be issuing an acceptance letter upon receipt of the form. These forms will be subject to an audit and the Exchange may contact the Company with further questions.

We wish to remind the Company that shareholder approval must be obtained yearly at the Company's Annual General Meeting. In addition, the Plan must be submitted for Exchange review and acceptance each year.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3105 / FAX: (604) 844-7502 / EMAIL: elizabeth.mao@tsxventure.com.

Yours truly,

Elizabeth Mao
Analyst
Corporate Finance

EM/le
Cc: Auterra Ventures Inc.

File: ::ODMA\PCDOCS\DOCP\1186326\1

Examination Report

04 JAN -2 AM 7: 21

Rabbit North Property

British Columbia Canada

Latitude: 50° 36'
Longitude: 120° 45'
NTS: 92I/10E

By
Andre M. Pauwels, P.Geo

For

Auterra Ventures Inc.
501-905 West Pender Street
Vancouver BC

July 8, 2003

2.0 TABLE OF CONTENTS

TABLES

FIGURES

3.0 Summary

The Rabbit North property is a 2200 ha block of mineral claims located 25 km southwest of Kamloops. It is well accessible by logging roads from Highway 97c that connects the town of Logan Lake with the Coquihala Highway. Power lines, railroads, major highways, population centres and the world class Highland Valley Copper Mines are all close by.

The property harbours a large (over 8 km^2) alkaline type porphyry copper-gold alteration system that has been extensively explored since 1960 by major companies including: Kennco, Cominco, Noranda, Teck Corp and junior companies like Pro Am Explorations. These companies completed geological mapping, induced polarisation, soil sampling surveys and extensive percussion and diamond drilling over the entire property. The target for these companies was an alkaline copper-gold deposit like the nearby Afton Mine where recent drilling established indicated resources of 34.3 mt @ 1.55% Cu, 1.14 g/t Au, 3.42 g/t Ag and 0.13 g/t Pd. Such grades are much higher than have been found traditionally in the porphyry copper mines of British Columbia.

The exploration campaigns at Rabbit North established the presence of widespread copper–gold mineralization centred on the alkaline intrusive complex. Drilling found several areas with copper-gold mineralization but no reserves or resources have been delineated. Drill targetting has been hampered by extensive glacial overburden and barren tertiary basalt cover over most of the hydrothermally altered rock. Consequently large tracts of the alteration system have never been drilled to date.

The last drilling campaign in 1997 uncovered a new style of mineralization: high grade gold in fracture zones at western edges of the alteration zone. Best grades intersected were: 15.4 g/t Au over 8 m with the best interval having 27.6 g/t Au over 2 m. Based on the geology of the drill holes and several test pits, it is interpreted that several sub-parallel gold zones occur over an area measuring at least 100 by 400 meter. The target here is a high grade gold zone like the Snip Mine in Northern British Columbia. The Snip mine is also located in the margins of a large copper gold porphyry system. Snip has past production of 1.3 mt @ 24.53 g/t Au (recovered grade). Another important development at Rabbit North was the 1996 Enzyme Leach sampling done over the whole property. This type of geochemistry is capable to detect oxidizing zones of sulphides under thick cover. Five anomalies were discovered and one was drilled in 1997. This drill hole, spudded on barren bedrock, discovered copper-gold mineralization 150m below surface.

The large size of the alteration system and its similarities with alkaline environments like Afton testify to the potential for copper-gold mineralization at Rabbit North. The introduction of enzyme leach geochemistry has opened up new drill targets for a copper-gold porphyry deposit and the discovery of high grade gold in the most recent drill holes, brought the potential for Snip-like high grade gold into focus for the first time Acquisition of the property is recommended. A drilling and trenching program is advised to explore for both types of deposits.

4.0   Introduction and Terms of Reference

The author, a Qualified Person, was retained in October 2002 by Auterra to visit and examine the property and to evaluate the exploration potential presented in view of a possible acquisition. This technical report evaluates the mineral potential and documents the reasons for the acquisition of the Rabbit North property by Auterra Ventures Inc. The report follows the standards of National Instrument 43-101 of the Canadian Securities Administration.

The author visited the property on October 10, 2002 and reviewed the many reports cited in the list of References. In addition the author had verbal consultations with R. U. Bruaset and D. L. Cooke, both geologists and co-owners of the property, with a long-term involvement in the Rabbit North Property.

5.0   Disclaimer

The sources of information used for writing this report are both government reports, assessment reports and in-house reports from the companies that did exploration on the Rabbit North property in the past. The earliest reports date back from 1960, the latest from is from 1998. These reports predate the implementation of the standards of National Instrument 43-101. Government reports were prepared by Geologist with at least a University degree in Geology and are believed to be factually correct. Similarly most of the other property reports were prepared by Geologists and Geophysicists and are believed to be accurate. In particular sampling procedures, analytical procedures and security measures are not fully documented, as presently required, but are believed to be correct and adequate. Several of the authors, including A. Scott, I. Jackish, R. Bruaset, D. Cooke, are personally known by me and I have confidence in their competence and integrity.

6.0   Property Description and Location

The Rabbit North property is located in the Kamloops Mining Division in South Central British Columbia, 25 km southwest of the City of Kamloops. The property consists of 13 contiguously staked claims (90units) located on NTS Sheet 92I/10E. The co-ordinates are; Longitude 120 deg. 42' West and Latitude 50 deg. 36' North. The surface area is estimated at 2200 Ha.

The claims are listed in Table 1 below and their location illustrated on figures 1 and 2. The claim locations were never legally surveyed.

Claim name	Record No	Units	type	Expiry date	Registered Owner
TABLE 1			LIST OF MINERAL CLAIMS		
Rabbit North Property - Kamloops Mining Division - NTS 92 I					
Rabbit #3	218836	8	FOUR POST CLAIM	2009.10.09	Ragnar U. Bruaset 50%, David L. Cooke 50%
Rabbit #4	218841	6	FOUR POST CLAIM	2009.10.12	Ragnar U. Bruaset 50%, David L. Cooke 50%
Rabbit #9	353214	1	TWO POST CLAIM	2007.01.03	Ragnar U. Bruaset & Associates Ltd.
Rabbit #10	353215	1	TWO POST CLAIM	2007.01.03	Ragnar U. Bruaset & Associates Ltd.
Rabbit #11	353216	1	TWO POST CLAIM	2007.01.03	Ragnar U. Bruaset & Associates Ltd.
Rabbit #12	353217	1	TWO POST CLAIM	2007.01.03	Ragnar U. Bruaset & Associates Ltd.
Rabbit 23	353218	1	TWO POST CLAIM	2007.01.03	Ragnar U. Bruaset & Associates Ltd.
Rabbit 36	346382	15	FOUR POST CLAIM	2007.05.27	Ragnar U. Bruaset & Associates Ltd.
Rabbit 37	346383	20	FOUR POST CLAIM	2007.05.31	Ragnar U. Bruaset & Associates Ltd.
Rabbit 38	346384	16	FOUR POST CLAIM	2007.05.29	Ragnar U. Bruaset & Associates Ltd.
Rabbit 39	346385	12	FOUR POST CLAIM	2007.06.02	Ragnar U. Bruaset & Associates Ltd.
Rabbit 40	346386	4	FOUR POST CLAIM	2007.06.07	Ragnar U. Bruaset & Associates Ltd.
Rabbit 45	346388	4	FOUR POST CLAIM	2007.06.02	Ragnar U. Bruaset
Total		90			

The claim records were inspected by the author and the claims are in good standing. To keep the claims in good standing the yearly requirements consist of approved exploration work or cash in lieu of $200 per year/per unit plus a filing fee of 5% of the amount of work or cash in lieu filed. Sufficient assessment work has been filed and approved until various dates in 2007 to 2009.

Most of the area of the mineral claims is Crown Land encumbered only by grazing leases various timber leases and water leases. No thorough research was done of these leased rights by the author. The only surface rights alienated from the Crown within the property are three lots (L 5834, L5833 and L5837) estimated to total 15 ha. These lots are situated along the north Shore of Dominic Lake. Improvements on one of these lots consist of several cabins and storage buildings. This property is used as a fishing resort. In the event of a mining development on the property generally the leases from the Crown can be bought out by compensating lessors for the value of the lost leasing rights. In the case of alienated surface rights, access has to be granted by the owner for exploration activities and if needed for mining purposes, these rights need to be purchased from the owner.

The mineral claims are owned, all or in part, by David. L. Cooke, Ragnar U. Bruaset and Ragnar U. Bruaset & Associates Ltd. On January 24, 2003, the owners granted Auterra Ventures Inc. the option to acquire the property for cash, work commitments and shares of Auterra as is summarised in TABLE 2 below:

TABLE 2	OPTION AGREEMENT		
Date	Cash C $	Shares of Auterra	Work C $ (Cumulative)
At signing	5,000		nil
Upon Approval by Regulatory Authorities	nil	100,000	nil
On or before April 15, 2003	10,000		nil
On or before November 30, 2003	20,000	100,000	100,000
On or before November 30, 2004	20,000	100,000	150,000
On or before November 30, 2005	30,000	nil	200,000
On or before November 30, 2006	40,000	nil	250,000
On or before November 30, 2007	120,000	nil	1,000,000
Totals	245,000	300,000	1,000,000

Upon Auterra exercising the option the vendors will retain a NSR royalty on all materials mined on the property. The rate will be 3% for all gold and silver produced and 2% on all other metals produced. One third of the gold and silver royalty and one half of royalty applicable to other metals will be purchasable by Auterra at any time by paying the vendors C $500,000 for each type of Royalty. Before production is attained an advance royalty will be paid by Auterra to the Vendors at a rate of C $25,000 per year.

7.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is traversed by several logging roads in drivable condition that connect to the north with the Trans-Canada Highway (97) and to the south with highway 97c, which is the access road to the town of Logan Lake from the Coquihala Highway. The best access is from the Lac de Jeune exit of the Coquihala, then west 8 km along 97c to the Paska Lake road, then 9-km northerly to the Dominic Lake road and finally 8-km north-westerly to the southern boundary of the property. Highway 97c and the Paska Lake road, but not the Dominic Lake Road, are kept snow free during the winter.

The climate is characterised by dry and warm summers. Most precipitation falls in the form of snow during the wintertime. On average freezing conditions prevail from November until May. Usually surface watercourses dry up by mid summer.

The property not only is well accessible but also is close to major transportation routes. The Coquihala highway is 15 km to the east and the Trans-Canada Highway and parallel

7

Trans Canada Hwy

Kamloops

Savona

Afton Mine
Copper Gold

Coquihala Hwy

**RABBIT
NORTH**

Domoic
Lake

Pace Lake

Paska Lake

Transmission
Line

Gravel Roads

Logan Lake

Lac Le Jeune


Highland Valley
Copper Mine

Figure 1

Scale
1/250000

0   5   10   15
Kilometers



AUTERRA VENTURES INC.

**RABBIT   NORTH
LOCATION**

92 I/10   Feb 5 2003





Figure 2

AUTERRA VENTURES INC.

RABBIT NORTH CLAIMS

92 I/10   Feb 5 2003

Rabbit North Option

0   500   1000   1500   2000

meters

rail-lines are 13 km to the north of the property. These railroads are being used to transport copper concentrates from the Highland Valley to the Port of Vancouver. An electrical transmission line is 15 km to the Southwest near Logan Lake. The town of Kamloops, 25 km to the Northwest, is a regional population centre with all services and amenities for industrial, educational and leisure activities. Kamloops also is a supply and service centre for mining and exploration related activities. Kamloops serviced the Afton mine in the past and at present is a supply and housing centre for the world class Valley Copper Mine. Both Kamloops and the Town of Logan Lake have a large community of miners and workers and contractors for all aspects of exploration. The airport at Kamloops has daily scheduled flights to Vancouver.

The property is in southern British Columbia in the physiographic division known as the Thompson Plateau (GSC Map 1701 A). The property is situated on an undulating plateau at an average elevation is 1600 m and with a relief of 250 m. Vegetation is mixed lodgepole pine and spruce with the former dominant. Approximately 30% of the area has been clear-cut.

8.0   Property History

Records of exploration on the present Rabbit Claims date back to 1959. TABLE 3 below lists all exploration programs done within the confines of the present Rabbit North Property. The main explorers in the past were Kennco, Cominco Ltd, Teck Corporation, Pro Am Explorations Ltd and the Present Owners R. Bruaset and D. Cooke. Cominco Ltd explored over parts of the area from 1969 until 1990 and held claims until 1995. The current owners have been involved in the property since 1968 first as employees of the various companies that had properties in the area and by 1989 started to acquire mineral claims. By 1996 they had acquired all the key ground and for the first time all ground with mineral potential was unified under common ownership.

Information on drilling programs is included and believed to be comprehensive as to the number of holes drilled and the footage. It is most fortunate that the current owners had hands-on involvement in six out of the eight post-Kennco drilling programs carried out in full or part within the area of the present Rabbit North property. The fact that relatively few operators have been involved in the exploration in the Rabbit North area, and one operator was involved with most of the work over the span of more than 25 years, has made it rather easy to track the data and make a comprehensive list. The current owners have had access to the files of all previous operators in the Rabbit property area and received copies of all data requested.

TABLE 3 - PAST EXPLORATION ON RABBIT NORTH

Comm odity Year	1:Owner 2:Operator if other than owner	Type of Work			location in relation to present claims	Main Reference
		All Surveys except drilling	Drilling	m		
Mo 1959	Kennco	Reconnaissance IP			Rabbit 41	No data available
Mo 1960	Kennco	Reconnaissance IP, Soil Sampling, cat trenching, Aeromagnetics	DDH XRT 2 holes	15.2	Rabbit 38	1. AR 325 2. Brooks, 1960
Cu-Mo 1966	Dominic Lake Mining Co	Soil Sampling			Rabbit 37 38	AR 1009
Cu 1966-7	Noranda	IP, EM, Soil Sampling, cat trenching,			Rabbit #3,#4,36,37	1. AR1099 2. maps
Cu 1970	Cominco Ltd	IP,Soil Sampling, ground magnetics, mapping	PC 17 holes	1543	Rabbit 37 38	AR 2511
Cu 1972	1. Cominco 2. Mid-North Explorations	IP, soil sampling	PC 16 holes	1375	Rabbit 36-38	AR4004
Cu-Au 1975	Cominco Ltd		DDH 2 holes	272	Rabbit 36	AR 5673
Cu Au 1979	Cominco Ltd	IP			Rabbit #4, 36, 37	AR 7337
Cu Au 1980	Cominco Ltd		PC 5 holes	326	Rabbit #4, 38	AR 8238
Au 1988	Teck Corp Ltd	Soil Sampling, ground magnetics, VLF-EM			Rabbit 37, 38	AR 17550
Cu Au 1988	Cominco Ltd	Soil Sampling			Rabbit 37	AR 17669
Cu Au 1990	1. Cominco 1+ 2.Teck Corp Ltd	Soil sampling, magnetics, VLF-EM			Rabbit #4, 36-38	AR 20320, 20424
Cu Au 1990	1. Cominco 1+ 2.Teck Corp Ltd		PC 12 holes	871	Rabbit 37, 38	AR 20648, 20649
Cu Au 1990	Bruaset & Cooke	Mapping, Soil sampling			Rabbit #3, #4	AR 20793
Au 1990	1. Bruaset & Cooke 2. Noranda	IP, Soil Sampling			Rabbit #3, #4	AR 21125
Au 1992	1. Bruaset & Cooke 2 Cominco Ltd	IP			Rabbit #3, #4	AR 22531
Cu Au 1994	1. Bruaset & Cooke 2 Cominco Ltd		PC 1 hole	91	Rabbit 38	AR 23721
Cu Au 1996	1.R. Bruaset 2. Pro Am Explor.	IP, Enzyme Leach, soil sampling, Mapping			Rabbit #3, #4, 36-38	AR 24785
Au 1997	1.R. Bruaset 2. Pro Am Explor.	Trenching	DDH 21 holes	3338	Rabbit #4, 36, 37	AR 25125
Au 1997	1.R. Bruaset 2. Pro Am Explor.	Biogeochemical Survey			Rabbit 38	AR 25790
Au 1998	1.R. Bruaset 2. Pro Am Explor.	Trenches Mapping Sampling			Rabbit 38	AR 25941
		Diamond drilling 25 holes		3625		
		Percussion Drilling 51 holes		4206		
		Totals 76		7831		

IP = Induced Polarization   AR= Assessment Report   PC = Percussion Drilling   DDH = Diamond Drilling

9.0 Geological Setting

9.1 Regional Geological Setting

The regional geology is illustrated on figure 3. The Rabbit North property is situated within the Quesnellia terrain. According to Monger et al., 1991, this terrain is characterised by predominantly volcanogenic Upper Triassic and Lower Jurassic strata of the Nicola and Quesnel River Groups, flanked by "black phyllite" to the east and intruded by comagmatic and younger plutonic rocks. Among the economically important rocks found in Quesnellia are the plutonic rocks of the Copper Mountain Suite (Woodsworth et al., 1991)

According to Woodsworth et al, the numerous small alkaline bodies of the Copper Mountain Suite form a linear, NW-trending belt extending from the B.C. /Washington border to the Stikine Arch in Northern British Columbia. These intrusions are generally small equant stocks only a few kilometres in diameter. They were generally emplaced along faults or at fault intersections. These intrusions are coeval with the Nicola Volcanics.

Important Cu-Au porphyry deposits and gold deposits are associated with the Copper Mountain Suite. Examples include the Copper Mountain-Ingerbelle and Afton mines of southern B. C., the Caribou-Bell and QR deposits in the Quesnel Lake are Mount Milligan and the Lorraine deposits in the Omineca district. Cu-Au porphyry deposits, found in the Copper Mountain Suite or adjacent coeval volcanics, are usually referred to as alkaline porphyry deposits. The definitive publications on this deposit type are CIM Special Volume 46: T. Schroeter, editor and CIM Special Volume 15: A. Southerland Brown, editor.

9.2 Area Geology

The principal reference for the local geology of Rabbit North is the 1:250,000-scale Ashcroft sheet; GSC Map 42-1989 compiled by J. W.H. Monger, and W.J. Macmillan. The Rabbit North property is partly underlain by the Eastern Volcanic facies of the Nicola Group which consist of mafic, augite and hornblende bearing, porphyries, breccias and tuffs, and minor intercalated argillite. The Eastern Volcanic facies of the Nicola Group is the alkaline portion of the Nicola on the Ashcroft map sheet. Several small stocks appear on the GSC map in the Rabbit North property area: the Durand Stock believed to be of Upper Triassic Age and the Roper Lake Stock of Lower Cretaceous Age.

The Durand Stock is the largest of these. It has several similarities to the Copper Mountain Suite of Woodsworth, et al., 1991. Similarities to the Copper Mountain Suite include; lithology, tectonic setting, association with Cu-Au mineralization, presence of magnetite-bearing breccia, low molybdenum



Geology modified after J. Monger 1989
GSC Map 42-1989

0 km   5 km   10 km

Legend

Alluvium, glacial till

MIOCENE
Olivine basalt

EOCENE
Kamloops Group - basalts and
andesite, local rhyolite, breccia

MIDDLE -EARLY JURASSIC
Asheroft Formation - argillite, siltstone,
sandstone, conglomerate and local
minor carbonate

TRIASSIC / JURASSIC
Granodiorite, quartz monzonite

Diorite, gabbro, syenite, granite and
local ultramafic rock



LATE TRIASSIC

Central volcanic facies of Nicola Group -
intermediate, plagioclase, augite
plagioclase porphyry pyroclastics

Eastern volcanic facies of Nicola Group -
mafic, augite and hornblende porphyry
bearing breccia and tuff

Fault

Strike/dip

Figure 3

AUTERRA VENTURES INC.
RABBIT NORTH
REGIONAL GEOLOGY

| 92 I/10 | Feb 5 2003 |

13

content, associated aeromagnetic anomaly and "dioritized" contacts. Dioritized contacts are a feature occasionally noted near the contacts of the Copper Mountain Suite with their coeval volcanics.

The composition of the Durand Lake Stock was determined from measured mineral compositions. The stock has a central monzonite core, surrounded by diorite. Note that the calc-alkaline composition of the Durand Lake Stock indicated on the Ashcroft sheet is a reflection of an old GSC classification of the intrusions dating from 1947 and is not based on any rigorous determination. Dr. Monger has advised Bruaset (one of the owners) that the GSC has done no new mapping of the Durand stock in connection with the 1989 Ashcroft sheet and he does not dispute the conclusion of Bruaset and other workers on the property that the Durand stock is an alkaline intrusion.

In regards to age dating of the intrusions of the Rabbit property, a six point, whole-rock Rb/Sr isochron involving 2 samples from the Durand stock and 4 samples from the Roper Lake stock gave an early Cretaceous date of 125.4 + or, − 7.4 M.Y.(Medfort, 1980). This would make the Durand Stock much younger than the Nicola volcanics. However, according to a personal communication between Dr. J. Mortensen, who is involved in geochronology at the UBC, and Bruaset, whole rock Rb/Sr dates are now considered to be less reliable that they once were. The main problems sited with Rb/Sr whole rock is ease of age resetting due to hydrothermal alteration and metamorphism. At Rabbit North it would appear that the Rb/Sr dating gives a reasonable age for the hydrothermally altered Roper Lake granite which reset the age of the nearby Durand rocks of Nicola Age.

The Main body of Roper Lake Granodiorite outcrops immediately Southeast of the property. Mapping in the general Rabbit property area has revealed widespread occurrences of smaller Roper Lake intrusives and dykes typically of calc-alkaline, granite to diorite, composition.

To conclude field relations suggest that the alkaline Durand stock is part of the Upper Triassic Copper Mountain Suite and coeval with the surrounding Nicola volcanics of alkaline composition. The Roper Lake intrusions are calc-alkaline and of Lower Cretaceous age, an age determined by age dating.

9.3 Property Geology

The property geology is illustrated on figure 4. The Durand stock is a composite diorite-monzonite intrusion about 3 km long by about 1.3 km wide. The stock is truncated by the E-W trending Grace Lake fault. Astride the Grace Lake fault, near the western contact of the Durand stock are outcrops of overlying Tertiary basalts over a 1km by 200-300 m area. From drill holes this basalt appears to be less than 50 meters thick. The northern segment of the stock is believed to be more deeply eroded than the southern segment.

14



LEGEND

EOCENE(?)

Eb Basalt

E. CRETACEOUS

RLg Roper Lake granite

U. TRIASSIC

Dm
Dd DURAND STOCK
Dd - diorite Dm - monzonite

N NICOLA GROUP Pyroclastics

Fault inferred

• Percussion drill hole

▢ Diamond Drill Hole

✦ Showing
○ Percussion holes and Diamond drill holes with
▢ gold intercepts > 1 g/t Au

GRACE LAKE FAULT

AUTERRA VENTURES INC.

RABBIT NORTH GEOLOGY

92 I/10   Feb 5 2009

Figure 4

0   250   500   1000
METERS

15

Classification of the two main intrusive phases was achieved through hydrofluoric acid etching and sodium cobaltonitrite staining of feldspars on cut surfaces (Bruaset, 1971). The majority of silicates in the diorite are subhedral whereas in monzonite most are subhedral to euhedral. The quartz content of Durand diorite and monzonite are typically <1 %. Magnetite in diorite forms narrow stringers or is disseminated. Magnetite found in the monzonite is typically disseminated. The mode of occurrence of magnetite enabled the early explorers to define monzonite/diorite and the diorite/volcanic contacts using ground magnetics with a high degree of accuracy (AR 2511). The Durand stock intrudes andesite, augite porphyry and pyroclastics of the Upper Triassic Nicola Group.

A small stock of Roper Lake granite occurs on the western edge of the Durand stock immediately south of the tertiary volcanics near the Grace Lake fault. The contact relationship between the two intrusions is not exposed. The main Roper Lake granite is immediately southeast of the Rabbit North property. It has elevated levels of molybdenum and gold in different areas. Widespread, low-grade, stockwork molybdenum mineralization is associated with the Roper Lake stock near Roper Lake and has been encountered in percussion and diamond drill holes in that area (Bruaset, 1979, 1981, Leishman, 1984). No favourable molybdenum environment however is indicated on Rabbit North. Soils in the Rabbit North area typically contain <1 or 0 ppm Mo (Bruaset, 1969). This is in contrast with the Roper Lake area where in vicinity of low-low grade molybdenum mineralization, soils often contain 20 to 30 ppm Mo (AR's 325 and 1009). Roper Lake granite exposed on the Rabbit North however contains gold mineralization. The area is part of a large gold anomaly in soil samples and bedrock samples in a test pit near DDH 97-4 yielded gold analyses in chip samples of 500 ppb over 5.1 m and 525 ppb over 4.2 m. (AR 20,793, 25,125)

9.4 Alteration

Alteration of Durand monzonite is discussed in a petrographic study by A.J. Boronowski, 1971). Mr. Boronowski examined outcrop samples from the Durand stock north of Grace Lake fault, which at the time, was the known southern limit of the Durand stock at the time. He used alteration facies described by Creasey (in 1968 Titley and Hicks, Porphyry Copper Volume) and Lowell and Guilbert (Econ. Geology Vol. 65, No. 4. July 1970). He found that the propylitic facies, expressed by muscovite (sericite) epidote, chlorite, carbonate, and gypsum, was very intense and most apparent. Argillic facies, characterised by muscovite (sericite), kaolinite, and related clays, was classified as moderate. Potassic silicate facies characterised by muscovite (sericite), biotite, and potash feldspar) was weakly developed. Propylitic alteration was found to be strongest in the monzonite core, particularly in the central portion. According to Boronowski, there does not appear to be any distinctive zoning of alteration types but rather a wide overlapping of all types.

The Nicola volcanics in the Dairy Lake valley west of the stock have been tested with several diamond drill holes during 1975 and 1997. The rocks are strongly altered in places, mainly by propylitic facies involving chlorite, epidote and carbonate. In one area, DDH 72-1, encountered a magnetite breccia at first bedrock, at about 35 m, then intersected about 41m of breccia containing widespread Cu mineralization grading about 0.1 %. Potash feldspar and epidote were generally strongly developed in the breccia. Diamond drilling in Durand diorite south of Grace Lake fault encountered epidote and chlorite alteration mainly. At the so-called Chrysocolla showing, Nicola volcanics appear to be strongly albitized. Samples X91-2R returned 1885 ppb Au over about 2.8 m of albitized Nicola. Chalcedonic silica veins occur in veins in Durand diorite in the Tertiary volcanic area. Although to date no broad zone of quartz veining has been uncovered by excavator trenching, what little silica has been found is enriched in gold, up to 0.842 oz/t over 0.10 m in sample R 97-103R. Other samples such as R-1 (strongly sheared quartz) contains 10.65 g/tonne Au across 0.14 m and another, R 13, ran 14.57 g/tonne over 0.05 m. It is encouraging that the wall-rocks of these veins contain from several hundred ppb Au up to 5.23 g/tonne Au over a meter or more.

10.0 Deposit Types

No economic mineral deposits have been defined on the property to date. Past exploration drilling together with geological, geophysical and geochemical surveys indicate that the property has potential for several deposit types:

Alkaline porphyry deposit with Copper and Gold.

The Durand diorite/monzonite complex has all the geological characteristics of the alkaline porphyry copper-gold deposits in British Columbia like Afton, Copper Mountain and Stikine Copper. Alkaline type copper-gold deposits are part of large hydrothermal systems directly associated with Upper Triassic to Lower Jurassic alkaline differentiated intrusions coeval with alkaline volcanic rocks. These copper-gold deposits occur in the intrusive cores (Afton) or in the surrounding volcanic rocks of similar age (like Copper Mountain or Stikine Copper). The alkaline porphyry deposits have higher grades than the more common calc-alkaline deposits. For example at Afton, DRC Resources Ltd. recently defined indicated resources of 34.3 mt @ 1.55% Cu, 1.14 g/t Au, 3.42 g/t Ag and 0.13 g/t Pd (Mc Dougall 2002). This is in addition of 24 mt of similar grade that were mined from 1977 to 1988. The Stikine Copper deposit has indicated resources of 234 mt @ 0.67 % Cu, 0.35 g/t Au, 7 g/t Ag (Schroeter, T. C., 1995).

At Rabbit North, IP surveys outlined a large alteration system (+8 km^2 within Rabbit North) and 79 drill holes both in the core and the Nicola volcanics have found widespread copper and gold mineralization, so far of sub-economic grade. Alkaline copper-gold deposits, in contrast with to the more common calc alkaline deposits, have a small foot print. For example Afton is less than 100 by 500 meters in subcrop. The search for a deposit at the Rabbit North property is made difficult because of widespread

thick overburden cover of glacial origin. Large tracts of the hydrothermal system at Rabbit North have never been drilled. Therefore high potential remains for an alkaline copper-gold deposit at Rabbit North.

Fracture zones with high grade gold

Gold mineralization is often found at the fringes of porphyry copper deposits. The best example is the Snip mine in northern British Columbia. The Twin Zone at Snip is a high-grade gold and base metal vein and structural zone with a sheet loke geometry. Past production was 1.3 mt @ 24.53 g/t Au (recovered grade, Minfile # 104B-250). The structure is 1000 m long, has widths from 0.5 to 15 m and is 500 m deep. The Twin Zone occurs at the outer fringes and is part of of a large, but low grade, porphyry copper-gold system of similar age as the Durand diorite and Nicola Group rocks at Rabbit North. At Rabbit North drilling in 1997 found several fracture zones with high grade gold at the western edges of the Durand diorite and at the western edge of the IP anomaly. Gold zones at Rabbit North occur within an area of at least 400 by 100 meters and are considered to have high potential for the discovery of gold deposit similar to the Twin Zone at Snip.

11.0 Mineralization

Mineralization at the Rabbit North is mostly known from percussion and diamond drill holes and as stated above can be subdivided into two types: alkaline porphyry copper-gold mineralization and gold in fracture zones. In addition to these types of mineralization there are some indications of gold hosted in a small stock of Roper Lake Granite located on the western fringes of the Durand Diorite. Table 6 below lists all intercepts >0.1% Cu and or Au > 1g/t. obtained in drill holes since 1970.

TABLE 4 DRILL INTERCEPTS > 0.1% Cu and /or > 1 g/t Au							
				> 0.10% Cu from higher to lower			
Hole No	Over- burden m	length of bed-rock m	Whole hole % Cu	Intercepts > 0.10 % Cu	Whole hole Gold g/t	Gold intercepts > 1 g/t	Target
97-9	33	66	0.26		0.125	none	
97-8	3.1	184	Not all anal.	31.4 m @0.26 bottom of hole	<0.1	none	Durand Diorite/ Enzyme Leach Central Low. Best hole in Diorite
72-2	29.9	61.6	0.23		na	na	Nicola IP high
70-1	32.0	59.5	0.18		na	na	Nicola IP high
72-1	1.2	91.5	0.11		na	na	Nicola IP high
70-7	7.6	83.9	0.10		na	na	Durand North Monzonite
70-14	6.1	85.4	0.08	45.8 m @ 0.10	na	na	Nicola IP high

18

Hole							
72-14	0.6	91.5	0.06	3.05 m @0.42	na	na	Durand North Monzonite
75-2	31.6	127.5	0.06	4.6 m @ 0.15	na	na	Nicola - IP high
90-2	6.1	88.4	0.06	11.15 m @ 0.21	<0.1	none	Gold soil Anomaly
97-13	33.5	123	0.06	90 m @ 0.14	<0.1	none	Nicola - IP high
97-20	24.4	61	0.06	24 m@ 0.13	<0.1	none	Nicola - IP high
97-21	33.5	101	0.05	4.5 m @ 0.34	0.143	2m @ 5.9 g/t	Nicola - IP high
72-21	0.0	0.0	0.04	3.05 m @0.43	na	na	Nicola - IP high
75-1	35.4	77.5	0.03	7.17 m @ 0.14	na	na	Nicola - IP high
70-10	0.0	0.0	0.02	11 m @ 0.29 13 m @ 0.22	na	na	Nicola IP high
> 1.0 G/T Au							
PC RL 80-1	29.0	54.9	0.03		225 ppb	3.1 m @1.1 g/t 18.6 m @0.4 g/t in bottom of hole	Test for secondary copper mineralization
90-5	6.1	88.4	0.02		780 ppb	4.3g/t over 3.1m 1.7g/t over 39.65m	Durand North Diorite/Gold soil Anomaly
97-7	3.1	197.2	0.03		807 ppb	15.39/8m 1.28/2m 1.13/2m	Test below trenches with gold values
97-14	3.3	218.2	0.03		267 ppb	4.78/14m	"
97-15	3.0	172.9	0.03		157 ppb	1.91/8m	"
97-16	3.1	193.0	0.05		201 ppb	7.48/3m	"
97-17	3.1	180.5	0.05		202 ppb	1.30/4m 2.69/2m 1.84/4m 1.22/2m	"
97-18	3.1	301.8	0.05		264 ppb	4.27/2m 1.01/2m 3.72/1m 1.51/2.18m 2.13/4m	"
97-21	33.5	101	0.05	4.5 m @ 0.34	0.143	2m @ 5.9 g/t	Nicola - IP high

Porphyry Copper-Gold Mineralization.

The Durand Stock and the surrounding Nicola volcanic rocks are pervasively altered over a large area exceeding 8 km2 within the boundaries of the Rabbit North property. Alteration and widespread copper mineralization occurs in the Nicola volcanics, Durand diorite and Durand monzonite. So far drilling has not located any body of mineralization of potential economic interest. The best copper mineralization found so far is at the western contact of the stock in altered Nicola rock. There a cluster of 3 holes (70-1, 72-1, 72-2) all grade over 0.1% and are locate 100 to 200 m apart. Drillhole 97-8, located 300 meters to the east also had copper: 0.26% over 66 m. Other drill holes in the same area have anomalous copper contents from 200 to 800 ppm. The Nicola volcanic rocks (Bruaset 1997, drill hole log 97-9) have disseminate pyrite and less abundant chalcopyrite, pyrite seams with epidote selvages, chloritization of the mafic minerals and calcite veining. Another percussion hole, 70-7, located in the Monzonite core, had 0.10% copper over 83.9 m. This mineralization in Monzonite is described (Cooke 1972) as disseminated chalcopyrite mostly within chloritized hornblende accompanied by small

amounts of disseminated magnetite and pyrite and lesser amounts of fractures fillings with pyrite and magnetite. Mineralization within Durand diorite is described as being more magnetite rich. The best hole in Durand Diorite was percussion hole 90-2, 600 ppm Cu over 88.4 m...

High grade gold mineralization in fracture zones in Durand diorite

Higher grade gold was intersected in fractured Durand Diorite in three distinct locations. In holes 97-7, 90-5 and 97-21. Gold mineralization was also found in several trenches near hole 97-7. Hole 97-21 is 1km north of 97-7 and hole 90-5 is 1.2 km to the northeast of 97-7. No follow up has been done around hole 97-21 (2m @5.9 g/t). Two percussion holes were drilled 100 feet east and west of PC 90-5 (4.3 g/t over 3.1 m), but no gold mineralization was found.

Five additional holes were drilled around 97-7 on three sections oriented to the northwest and spaced 25 m apart. Fifteen intervals with gold > 1g/t were intercepted. The best grade interval was 8 m @ 15.4 g/t Au in hole 97-7. Drill core descriptions show increased pyrite and chalcopyrite content in chloritized Durand diorite. Trench mapping indicate that Durand diorite containing gold is well fractured with dominant fracture directions to the northwest and dipping steeply. Small discontinous quartz stringers are a distinct feature of the fractured diorite with high gold. Petrographic work has indicated an association between Cu and Au, for instance with gold occurring in copper sulphides.

Intrusion hosted gold deposits in Roper Lake granite

While Roper Lake granite in the Roper Lake area, south of the Rabbit North, appears to contain less than the detection limit of 10 ppb gold, the small intrusion of Roper lake granite immediately west of the Durand Stock and overlain by tertiary basalts has highly anomalous levels of gold.. In 1990 the first sample of western Roper Lake granite gave 429 ppb Au (AR 20,793), a check-sample collected in 1996 returned 0.34 g/tonne Au, thereby confirming the original value. In 1997 an excavator pit was dug at the same site. Three sides of the excavator pit were sampled giving 500 ppb / 5.1 m, 525 ppb over 4.2 m and 95 ppb /over 2.4 m (AR6).

12.0 Exploration Programs

No work has been done on the property on behalf of Auterra Ventures Inc. Past exploration programs are listed under section **8.0 History** in this report. In this section, past exploration is reviewed with an emphasis on the surveys and data that are most relevant to document the remaining mineral potential of the property.

12.1 Geophysical surveys

12.1.1 Magnetic Surveys.

Geophysical surveys over the property started with Airborne Magnetic surveys in 1959 by Kennco (Brooks, 1959). Later the Geological Survey of Canada (GSC, 1989) completed the whole 92 I map sheet on 1 km spaced lines. These surveys showed a distinct sub-round magnetic high (see figure 7) centred over the Durand Stock. Similar aeromagnetic highs are associated with other porphyry copper systems in the province especially the alkaline copper-gold porphyries like Afton and Copper Mountain. Subsequently several ground magnetic surveys were completed over various parts of the property usually in conjunction with IP/Resistivity surveys. One of these surveys, over the northern part of the Durand Stock found distinct magnetic signatures for each of Durand Monzonite, Durand Diorite and Nicola Volcanics (Hamilton 1970). This allowed an accurate mapping of the contacts between these units.

12.1.2 Induced Polarisation and Resistivity Surveys.

At least eight separate Induced Polarisation and Resistivity surveys were completed over parts of the property between 1960 and 1996. Collectively these surveys cover the whole Rabbit North property except for small areas in the northwest and he northeast corners. A compilation of all these surveys, in the form of contoured chargeability (msec) values, is presented in Figure 5 of this report. The method of compilation and the data sources are summarised on the same figure 5.

Chargeability values over 10% msec are considered anomalous. Anomalous values are found over a total area of 8 km^2 in the central and southeastern part of the property and continue to the east and southeast on adjacent claims. The rocks in outcrop and intersected in drill holes within the confines of the IP anomaly are all altered. The main alteration is chloritization of the mafic minerals. All rocks contain pyrite and magnetite. Small amounts of chalcopyrite are also widespread, where assayed for, anomalous gold is associated with chalcopyrite.

Two distinct anomalous areas are present on the property, designated "A" and "B" on figure 5. Area A is the northern part of the IP high and the smaller and less intense of the two. It is 3 km long, and up to 1 km wide. This anomaly is arc shaped, is underlain by Nicola Volcanics and closely follows the contact of the northern lobe of the Durand Diorite with the Nicola Volcanic rocks. The western half of A is under deep overburden (up to 38 m in drill holes) in the Dairy Lakes Valley. Several clusters of percussion holes (17 holes) were drilled in the western part of "A" in 1970, 1972 (Cooke D., 1970, 1972) and 7 diamond drill holes in 1997 (Bruaset R, 1997). Pyrite and magnetite are ubiquitous and sparse chalcopyrite was noted. The percussion holes found anomalous copper in most

holes. However all mineralized intervals were clearly of sub economic grade.



Figure 5

AUTERRA VENTURES INC.

RABBIT NORTH
IP Compilation
GEOLOGY
DRILL HOLES with sections >1 g/t Au

92 I/10   Feb 5 2003

The highest average for an entire drill hole was: 0.23% Cu over 91.5 m in hole 72.2. Only holes drilled in 1997 were assayed for gold. The best values were in 97-9: 0.26% Cu and 0.12 g/t Au over 66.5 m.

To south of area "A "is area "B". Area "B" is much larger (5-6 km^2) than "A" and has higher chargeabilities. Area "B' continues to the east and south beyond the claim boundary. This area has few outcrops. Barren Eocene basalts and thick glacial overburden cover the southwestern portion of the anomaly. Anomaly "B" is centred on the south lobe of the Durand diorite and extends into the surrounding volcanic rocks and also encompasses small dykes and intrusions of Roper Lake granodiorite. A total of 12 percussion holes and 13 diamond drill holes were drilled here from 1969 to 1997 (Bond 1990, Bruaset 1980, 1997, Wagnar 1994). All but five were located in the western, reaches of the IP anomaly in areas with lower IP effect of 10 to 20 msec. Abundant pyrite and magnetite is reported in most of the holes, chalcopyrite is only sporadically found. Copper values are clearly anomalous but lower than in area "A". The highest copper averages for entire holes peak at 600 ppm Cu. What is different in area "B" from area "A" is higher gold content in many of the holes. The best value for an entire drill hole is 0.8 g/t Au over 197 m in DDH 97-7. This includes a section of 15.4 g/t Au over 8 m.

Between the area "A" and "B", IP responses >10 msec are discontinuous and found scattered over small areas. This area has much thinner overburden cover than to the north and south and is underlain by Durand Monzonite and Diorite. Based principally on elevated soil geochemistry for copper, 17 percussion holes were drilled here in the early seventies (Cooke D., 1970, 1972), x percussion holes in 1990 (Bond L., 1990) and one diamond drill hole in 1997 (Bruaset, 1997). Sparse pyrite, magnetite and chalcopyrite were reported. As in area "A", copper values, although clearly anomalous, were all sub-economic. It should be noted that the best hole here was the last one, 97-8. This hole assayed 0.26 % Cu/ 0.1 g/t Au over 31.4 m, starting at 150 m below surface to the end of the hole.

Overall it is clear that the IP effects at Rabbit North are caused by magnetite and pyrite in altered Nicola volcanic rocks and in altered Durand intrusive rocks and adequately outline the extend of a large hydrothermal system with copper and gold . Chalcopyrite has a minor contribution to the anomalous results and so far no economic grades have been found. The IP clearly shows that large overburden covered areas, principally north and west of Dominic Lake, are underlain by altered rocks.

A comparison can be made with the IP responses over the Afton ore body (Schroeder, T.C, 1976). Afton is located 12 km to the NE of the Rabbit North and has similar geology, alteration and age. At Afton a large IP high (+ 6 km^2) trends parallel to the principal geological trend of intrusive and volcanic contacts. The ore body, which is only a small part of the IP effect, has a strike parallel to the same IP/Geological trend. The ore body has an intermediate IP effect and is

located on the flank of the highest IP effects. Applying this to Rabbit North, the main trend of the Durand diorite and the IP high is to SW-NE. At Rabbit North, the IP anomaly covers over 8 km^2 and amost all areas with intermediate IP effect (10-30 msec) flanking the highest IP effect have never been drilled, especially in the overburden-covered area northwest of Dominic Lake.

12.2 Geochemical Surveys

12.2.1 Geochemical Soil Sampling

Various operators, during 10 separate campaigns, collected more than 5000 soil samples. The first survey was by Kennco in 1960 when over 1400 samples were collected. All these samples were analysed for copper. Gold analyses only started in the late seventies. Two compilation maps (figures 6 and 7), one with anomalous copper (> 100 ppm Cu) and the other with anomalous gold values (> 30 ppb Au), are attached to this report. Basic data, including analytical methods, about the sampling campaigns, used for the compilation maps are in TABLES 4 and 5 below.

TABLE 5 SOIL SAMPLING FOR COPPER

YEAR 19	OPERATOR	No. of samples	Horizon sampled	Tool	Sample interval	Lab.	METHOD	Reference
60	Kennco	1475+_	B	N/D	100 ft. on 400 ft. spaced	Kennco N. Vanc.	1	AR 325
70	Cominco	300+_	B	Shovel	Gen. 100 ft on 1000 ft spaced	Cominco Explor. Lab	2	Cooke May 72
72	Mid-North	300+_	B	N/D	100 ft on 400,500,1000 ft spaced	Barringer Research	2	Cooke Nov. 72
90	Bruaset & Cooke	138	B	Shovel	25 or 50 m on lines 122m spaced (Noranda 1967 grid)	Noranda Lab., Vanc.	3	AR 20,793
90	Teck	Data used: Minor part of large survey (20)	B	Mattock	50 m on 100 m spaced	Kamloops Research & Assay Lab	5	AR 20,320
96six	ProAm	59	B	Shovel	100 m on 200 m spaced	Activation, Lab., Ancaster, Ont.	4	AR24,785



LEGEND

⊠	Drill hole with intervals >0.1% Cu (10 m min.)
■	Drill hole with intervals >1 g/tAu
Ⓔ	Enzyme Leach Control Low
↘	Glacia Strias
↘	Drift Ridge
3640	Aeromagnetic Contours
◯	Cu geochemical anomalies are clusters of two or more samples > 100 ppm

Claim Boundary

Figure 6

AUTERRA VENTURES INC.

RABBIT NORTH COMPILATION

Copper in Soils

N.T.S. 92/19 | Feb 2 2003

SAMPLE PREPARATION

Soil sample is dried, then sieved and the -80 mesh fraction set aside. A 25 g portion of this fraction is then subjected to various methods of digestion/extraction.

ANALYTICAL METHODS:
1. Kennco 1960: Total Cu by perchloric acid extraction with readings on spectrophotometer. (This data is comparable to present-day data according to John J. Barakso, geochemist, pers. comm.)

25

2. Digestion in 20% nitric acid and extraction with HCl. Read by atomic absorption spectrophotometry (AAS).
3. Soils digested with 3% HClO4/HNO3 at ratio 4:1. Read on ICP.
4. Activation Lab. Aqua regia, ICP.
5. Hot baths involving HNO3+HCl. Then AAS

TABLE 6 SOIL SAMPLING FOR GOLD

YEAR 19	Operator	No. of samples	Horizon sampled	Tool	Sample interval and line spacing	Lab *	Analytical Method **	Detection limit. (ppb)	Min. value plotted (ppb)	B.C. Assessment RPT
88	Teck	596	B	Mattock	50 m on 100-200m spaced	KR&A	1	5	5	17,550
88	Cominco	619	B	Shovel	25 m on 100m spaced	CEL	2	10	20	17,669
90	Bruaset & Cooke	138	B	Shovel	25 or 50 m on 122 m spaced	NOREX	3	5	5	20,793
90	Teck	521	B	Mattock	50 m on 100 m spaced	KR&A	1	5	5	20,320
90	Noranda	894	B	Mattock	50 m on 200 m spaced	NOREX	3	5	5	21,125
90	Teck	77	B	Mattock	50 m on 200 m spaced	KR&A	1	5	5	20,424
96	ProAm	51	B	Shovel	100 m on 200 m spaced	Act Lab	4.	2	7	24,785

Total: 2,896

* KR&A = Kamloops Research and Assay Lab; CEL= Cominco Exploration Lab, Vanc. ;
NOREX = Noranda Lab, Vanc.; Act Lab =Activation Labs, Ancaster, Ont.

SAMPLE PREPARATION

Soil sample is dried, then sieved and the -80 mesh fraction set aside. A 25 g portion of this fraction is then subjected to various methods of digestion/extraction.

** ANALYTICAL METHODS

1. Using one half assay ton of –80 mesh sample, start sample as Fire Assay. After cupellation, dissolve bead & read on AA.

26

2. 10 g of –80 mesh sub-sample is analyzed for Au by AA following M.I.B.K. extraction of a hot aqua-regia leach
3. 10 g of –80 mesh sample digested with aqua-regia & read on AA
4. Instrumental Neutron Activation Analysis



Figure 7

LEGEND

EOCENE(?)

Eb Basalt

E. CRETACEOUS

RLg Roper Lake granite

U. TRIASSIC
        DURAND STOCK
Dd   Dd - diorite
Dm   Dm - monzonite
N   NICOLA GROUP
        Pyroclastics

~ ~ ~ Fault inferred

• Percussion drill hole
▲ Diamond Drill Hole

⌐ Aeromagnetic Contours
High Gold in soils >30 ppb Au
High IP > 10 %msec

⊠ Drill holes with intervals >0.1% Cu (10 m min.)
■ Drill Holes with intervals >1 g/t Au
Ⓔ Enzyme Leach
    Central Low

AUTERRA VENTURES INC

RABBIT NORTH
DRILLING 1960-97
Compilation Au in Soil

92 / 13   Feb 2003

Many samples were also analysed for other metals such as Mo, Pb, and Zn. Few anomalies are present for these last elements. This large number of samples essentially covers the whole Rabbit North property. Large areas with anomalous copper and gold were found.

Values >100 ppm Cu are considered anomalous. Anomalous copper occur semi-continuously over a 1 by 4 km area in the eastern part of the property and continue to the east and south beyond the property boundary.

To estimate the location of the source of these high copper values one has to take into account overburden thickness universalized tertiary volcanic cover, topographic relief and the glacial dispersion direction from the NNW. The most striking feature of the copper distribution is the very marked NNW trending fabric of the anomalous values. This is most marked in the southern half of the compilation map. It is believed that this is primarily an effect of glacial dispersion, from the NNW, of local mineralised sources. Anomalous values are sparse in the Dairy Lakes valley and on the plateau north of Dominic Lake. It is believed that thick overburden - known from drill holes and indicated on figure 6 - in these areas masks any direct response from the bedrock copper mineralization which has been found in drill holes in these areas. Areas with more abundant outcrop, principally the northern half of the Durand Stock and the adjacent Nicola volcanics have broad areas of anomalous copper, less influenced by glacial action. This area was drilled in the seventies and abundant anomalous copper (but sub-economic) was found.

It is concluded that widespread anomalous copper in soils over the Rabbit North is very positive indication of widespread mineralization in the Durand intrusive complex and the surrounding Nicola volcanic rock. However only the anomalous copper values over the north lobe of the Durand diorite are directly traceable to local, sub economic copper mineralization. Elsewhere on the property, either thick overburden/tertiary basalt entirely masks any expression of local copper mineralization, or anomalous copper in soils is a result of glacial deposition and mixing with locally derived soil. The effect of glacial smearing makes the exact location of the source(s) of mineralization impossible.

Anomalous gold values are less widespread on the property than anomalous copper. The compilation map (Figure 7) shows a large cluster (1.5 by 1.5 km) of values over 30 ppb north and northwest of Dominic Lake, only in part coinciding with the high copper values. The northern part of this area has thin overburden and is underlain by Eocene basalt, Roper Lake Granite, Durand Diorite and Nicola volcanic rocks. The southern part of the gold anomaly is covered by thick glacial sediments and alluvium.

Several drill holes/ trenches in that thinly covered area intersected gold mineralization, both in Durand Diorite and Roper Lake Granite. This includes a collective 33 intercepts (2m each) grading > 1.0g/t Au in a cluster of six 1997 drill

holes. Detailed data (not illustrated) show few soil values >100 ppb, even near the 1g/t the drill intercepts. It is thought that this is caused by dilution of local residual soil with glacial sediments. Indeed the effects of glacial dispersion are visible in detailed data; contours of high values (>100 ppb Au) show a marked NNW elongated pattern parallel to the glacial direction. Most soils over the Eocene basalts are not anomalous and a few drill holes that penetrated these rocks are devoid of gold and so indicate that the basalts are unmineralized.

It is concluded that the high gold in soils in the northern half of the soil anomaly originates from mineralization in exposed or thinly covered bedrock, either Roper Lake granite or Durand diorite. The southern portion of the anomaly, in part or entirely, is glacial dispersion from the same source, so the southern limit of area with gold mineralization is essentially unknown.

12.2.2 Enzyme leach soil sampling

Two surveys were done on the Rabbit North claims; the first in 1996 and the second 1998. The two surveys consisted of 719 samples and covered 23 square km, some of it outside the present Rabbit North property. The data appears in Assessment reports (Bruaset, 1996, 1998; AR 24,785 and 26,768). Although he author has no direct hands-on experience with Enzyme Leach Geochemistry, he has seen results of several such surveys in the past and has read some of the literature on the subject. The author examined the data and discussed with Ragnar U. Bruaset his two surveys of the Rabbit claim group.

12.2.2.1 Enzyme Leach Theory (Source Assessment Report 26,768

Enzyme leach (EL) is a highly selective analytical extraction method used primarily for detecting extremely subtle geochemical anomalies in surficial geological materials. Pattern recognition is the key to proper interpretation of the data, since Enzyme Leach anomaly patterns are quite different from conventional geochemical data. It has the capability to measure at surface effects that originate in bedrock under overburden or rock cover.

Geochemical exploration often encounters problems related to the thickness and composition of soil and bedrock covering prospective mineralised areas. In till, for instance, where the soil is exotic to the bedrock it covers, conventional; soil geochemistry usually give the bulk composition of the soil and provide little, if any, information about any underlying mineralization. In the course of chemical degradation of a deposit, whether mineral or hydrocarbon, trace elements move upwards by various processes such as groundwater flow, capillary action, or diffusion of volatile compounds. Typically, the amount of these deposit-related trace elements is very small compared to their total concentration in the surface material. The Enzyme leach method tries to determine the amount of a trace elements have been added to the surface sediments rather than the total amount in the sediments. Trace elements released by degradation of deposits become

trapped in manganese and iron oxide coatings on mineral grains comprising the soil. Of these coatings, amorphous manganese dioxide, typically a small component of the total manganese oxide phases in the soil sample is one of the most efficient traps for trace elements. JR Clark developed Enzyme leach while with the USGS. He continued to develop the method in conjunction with Activation Laboratories of Ancaster, Ontario. Dr. Clark owns the patent rights. Enzyme leach came into commercial application in 1993 and the service is offered at Activation labs, Tucson and in Australia.

This method is in widespread use in mining and oil exploration. One of the owners of the Rabbit Properties has carried out four grid surveys encompassing a total of 33 square km and 930 samples. Based on data I have seen, and discussions elsewhere in this section, the Enzyme leach method appears to discriminate areas of interest which were not indicated as valid drill targets by previous surveys.

The following provide some basic information on the theories and nomenclature of Enzyme Leach. Clark, 1997, is a Manual describing concepts and models for interpretation of Enzyme Leach data in mineral and petroleum exploration. The electrochemical Enzyme Leach model is discussed in detail in section 4.4.2 in Clark, 1997. Some information is provided on the genesis of the all-important central lows of oxidation anomalies.

Over geologic time, extremely small amounts of trace elements related to an ore body or petroleum reservoir, move by various mechanisms towards the surface where they are trapped in oxide coatings on mineral grains in the soil. Amorphous MnO_2 is one of the most effective traps for a wide variety of cations, anions and polar molecules that may be migrating to the surface. Because of the efficiency of this trapping material, the locations of EL anomalies are generally independent of the quantity of leachable Mn in the soils. EL makes use of an enzyme-catalysed reaction to selectively dissolve the most reactive form of MnO_2 in soils, the amorphous form of the compound.

Currently EL anomalies are generally classified as: 1. Halo anomalies, 2. Apical anomalies and, 3. Combination anomalies.

Oxidation anomalies appear to be caused by very subtle electrochemical cells that develop at the top of reduced bodies in the subsurface. A reduced body is a concentration of reduced material, whether sulphide or hydrocarbon material such as bitumen, or material that has deficiency in oxygen; the term "most reduced" is often used and refers to the greatest concentration of reduced material.

Please refer to the modified Tompkins model (Plate X). This model is based on the existence of an electrochemical cell between the reduced body in the subsurface and the atmosphere. In greatly oversimplified terms the following takes place: (more details on p. 25-26 of Clark, 1997)

1. The process start with diffusion of atmospheric oxygen into the mineral deposit or petroleum reservoir during slow unroofing by erosion with biological or inorganic reactions involved.

2. Oxidation of a reduced substance produces electrons; in case of sulphide minerals, each sulphur atom gives up six electrons when it oxidises from sulphide to sulphate.
   Thus, an electrochemical cell may be generated with the accompanying current discharge. (With an oxidising body at depth, atmospheric oxygen at the surface, and a semi-permeable material in the middle, components are in place to form an electrochemical cell, with current flowing from the reduced body to the source of oxygen.

3. Multiple anodes, (+), are located around the side of a reduced body, and if that body has a vertical extent (dipping vertically or at an angle), anodes are near the top end of the body. The active anodes form where the electric current returns to the reduced body.

4. Oxidation occurs at the anodes: sulphide oxidises to sulphate, metal ions and $H+$ form, and electrons are generated.

5. Reduction reactions characterise the cathode, (-), the point where electron discharge leaves the reduced body.

6. Reducing gases, such as $H2$, at the cathode helps explain the phenomenon of central lows of oxidation anomalies. Due to their buoyancy $H2$ micro bubbles rise through groundwater at a relatively rapid rate. A weak flux of hydrogen or biogenic methane rising from the cathode as micro bubbles would produce a "reduced chimney" above the deposit.

7. Such a column of reduced gas would alter the overlying rocks and soils. This would account for autogenic magnetite and pyrite found above petroleum reservoirs. Furthermore, a very subtle flux of hydrogen gas rising through a reduced chimney, given adequate time, could reduce leachable As and Sb in the soil to forms which not leachable (by Enzyme Leach), and cause the unusually low and uniform values for these elements found in some central lows.

8. Thus, the various other components that have moved up through the rock column and soil above the anodes as charged particles or as micro bubbles have accumulated in the amorphous manganese dioxide in the soil. Since they have not been affected by the fluxes of the reduced chimney, relatively high values remain as compared with those of the central low.

Central lows collectively define a common central low that approximates the centre of the reduced body below. Accordingly, to test one of these oxidation anomalies one is advised to drill vertically at the common central lows.

12.2.2.2 Results of the Enzyme leach survey over Rabbit North

Interpretation of Enzyme Leach data from Rabbit North is described in two letter-reports by JR Clark dated September 26, and October 14, 1996. The common central lows number five and are shown on Figure ----. Two of these are in the southern lobe of the Durand Stock and 2 are immediately to the west of the Stock. This area is north and Northwest of Dominic Lake and has the most consistent anomalous gold in soils on the property. It is also the area were the best grade gold was found in trenches and drill holes in 1997 and 1998. Dr. Clark suggests several oxidising cells may be operating in the survey area and overlap of these complicates interpretation. The first testing of a central low was carried out in 1997 by means of diamond drilling. DDH 97-8 testing the principal intersected 31.4 m averaging 2594 ppb Cu and 103 ppb Au over 31.4 m at a depth of 150 m. The hole displayed an increasing level of oxidation with depth and was stopped at 187 m. The zone is considered open to depth with the last sample containing 1067 ppm Cu. The highest sample in the interval was 5284 ppm Cu; Au was 93 ppb. This is the strongest Cu intersection to date in the Durand stock where a total of about 30 percussion and diamond drill holes have been drilled. DDH 97-3 also tested an Enzyme leach anomaly detected through about 40 m of Tertiary volcanics. The hole had to be abandoned about 13 m below the base of the volcanics, because of technical problems. This test is considered inconclusive.

While Enzyme Leach has not resulted in the discovery of any economic mineralization on Rabbit North so far, it has succeeded in defining targets/areas for drill testing not defined by any other data. Four Central Lows remain to b tested.

12.3 Trenching

Few data are available from trenching in the Assessment Reports. Apparently Kennco did trenching over the central aeromagnetic anomaly, but no descriptions are available. Small hand trenches and bulldozer trenches were mentioned over copper showings in the Durand monzonite at various times by Noranda and Cominco, but no data are available.

More complete data are available from trenching and test pits done with a backhoe for Pro Am exploration between 1996 and 1998 (Bruaset 1998). These trenches and pits were located to probe gold soil anomalies in the area northwest of Dominic Lake, immediately south of the Eocene basalt. These test pits found significant gold values, mainly in Durand diorite, and these results are summarized on Figure 8. These pits were dug both before and after the drilling for gold (holes 97-7 and 14 to19) and were systematically chip sampled. Several of the pits uncovered highly fractured diorite with high pyrite content and sparse chalcopyrite. Chip samples gave numerous values over 1 g/t. High grade chips samples (max 28.9 g/t over 10cm) indicate that much of the gold is contained in small discontinuous quartz stringers. Best overall values are in a 3 m deep pit, 50 m northwest of DDH 97-7. A weighted average of 30 chip samples over a 7m by 14 m area gave 2.1 g/t Au. The best chip sample in this pit was 8.05 g/t Au over 1 m. Drill hole 97-7 drilled below this pit gave a drill intercept of 15.4 g/t Au over 8 m with the best interval assaying 27.55 g/t Au over 2 m The gold values appear to be controlled by WNW fracturing and shearing pyrite and chalcopyrite content and small quartz stringers. The test pits do indicate at least 4 separate fracture zones with gold mineralization. This gold mineralization is further discussed below under section 13. Drilling.

13.0 Drilling

Since 1960, a total of 79 holes (7,831 m) have been drilled on the property during 8 separate drilling campaigns. These campaigns are listed in TABLE 3 under the section **8.0 History** above. The majority of the drilling was percussion drilling, except for the campaigns in 1960 (2 holes), 1975 (2 holes) and the last drilling in 1997 (21 holes). The percussion drilling was done with a single walled drill-stem, not with a double walled reverse circulation system. Such a technique can cause considerable contamination of drill cuttings below a mineralised section. Core drilling - NQ-2 size - was used in the last drilling campaign in 1997 by Pro Am Explorations. TABLES 7 and 8 below, summarise the drilling results. Drill hole locations are illustrated on Figure 7 and also on Figure 4,5,6 and 8.

The earlier campaigns were almost exclusively concerned with testing for economic porphyry copper style mineralization in the northern half of the Durand Stock and the



Legend

Drill Hole

Trench

Geological Contact

Interpreted

Roads

Proposed drill hole

Scale: 50 m — 100 m

Diamond Drill Hole Highlights

DDH R97-07 includes:
- 8 m of 15.39 g/t Au

DDH R97-14 includes:
- 14 m of 4.78 g/t Au

DDH R97-15 includes:
- 8 m of 1.91 g/t Au

DDH R97-16 includes:
- 3 m of 7.48 g/t Au

DDH R97-17 includes:
- 2 m of 2.69 g/t Au
- 4 m of 1.84 g/t Au

DDH R97-18 includes:
- 2 m of 4.27 g/t Au
- 1 m of 3.72 g/t Au
- 4 m of 2.13 g/t Au

FIGURE 8

Auterra Ventures Inc.

Rabbit Property
Kamloops Mining Division
NTS 92I – 10

February 2003

34

surrounding Nicola volcanic group, north of the Grace Lake Fault. Clusters of holes tested the IP highs and small copper showings in the Nicola rocks and showings and copper soil anomalies in the Durand monzonite and diorite. The Nicola rocks were found to be altered. The main alteration products were: chlorite, epidote and carbonate with pyrite, sparse chalcopyrite and magnetite. Durand monzonite was equally altered with the same alteration products plus small amounts of secondary K-Feldspar. Generally magnetite content was higher and pyrite content lower than in the Nicola volcanics. Chalcopyrite was often noted as a minor constituent in both Nicola and the intrusive rocks. Although almost all the holes had highly anomalous copper, only 5 holes, out of 54, had average copper contents >0.1% Cu, another 6 other holes had intervals exceeding 10m with greater than 0.1% Cu. The best whole-hole- average was in drill hole PC 97-9: 0.256% Cu over 66.4 m. The best interval was 0.259% Cu over 31 m, starting at -150 m, in Hole 97-8. It should be noted that 97-8 is the only hole that targeted an "enzyme leach central low" rather than an IP anomaly, showing or soil anomaly. Overall averages in drill holes for copper by rock type are:

Nicola Group   - 500 ppm Cu, average of 31 holes
Monzonite   - 375 ppm Cu, average of 12 holes
Diorite   - 250 ppm Cu, average of 10 holes

The first drilling with gold as a specific target in the north half of the Durand diorite was in 1990 by Teck Corp. Eight percussion holes tested a gold soil anomaly in the centre of the North Durand diorite complex. One of these holes, PC-90-5, intersected 39.65 m grading 1.7 g/t Au starting at a depth of 55 m. This includes an interval of 3.1 m grading 4.1 g/t Au. The highest gold assay is at the start of the intercept and gold values decay in a logarithmic fashion further down the hole. This likely means that the source of the gold is rather narrow zone at the top of the gold bearing intercept. The decreasing gold values are caused by down-hole contamination brought on by the single-wall percussion drilling method. The percussion chips showed increased pyrite and traces of chalcopyrite. Two vertical holes, respectively 50 m east and west of 90-5, were drilled during the same drilling campaign. No gold was intersected and no further work has been done in this area since. It is very probable that a steeply dipping fracture zone hosts the gold. Inclined diamond drilling to test this zone is the recommended follow-up.

Another notable intercept with gold was in DDH 97-21, the last hole drilled on the property. The intercept was 5.9 g/t over 2 m in bleached Durand diorite. This hole is 1.2 km west of 90-5 and 1 km northwest of the main area tested for gold around 97-7.

TABLE 7   DRILLING IN NORTH DURAND STOCK AND ADJACENT NICOLA ROCKS

1970, PC Holes by Cominco Ltd - 1972 PC Holes by Mid-North Explorations - 1975 DDH by Cominco - 1990 PC holes by Teck Corp. - 1997 DDH by Pro Am Explorations — 54 holes in total

Hole No	Over-burden m	length of bed-rock m	Whole hole % Cu	Cu Intercepts > 0.10 %	Whole hole Gold g/t	Gold intercepts > 1 g/t	Target
70-1	29.9	61.6	0.18	10.5 m @ 0.35	no analysis	no analysis	Nicola IP high
70-2	18.3	73.2	0.04		no analysis	no analysis	Nicola IP high
70-3	25.9	65.6	0.04		no analysis	no analysis	Nicola IP high
70-4	37.8	53.7	0.02		no analysis	no analysis	Nicola IP high
70-5	1.5	90.0	0.06		no analysis	no analysis	Durand North Monzonite
70-6	2.4	89.1	0.05		no analysis	no analysis	Durand North Monzonite
70-7	1.2	91.5	0.10		no analysis	no analysis	Durand North Monzonite
70-8	2.4	76.3	0.04		no analysis	no analysis	Durand North Monzonite
70-9	3.1	88.5	0.04		no analysis	no analysis	Durand North Monzonite
70-10	7.6	83.9	0.02	10.98 m @ 0.29, 13 m @ 0.22	no analysis	no analysis	Nicola IP high
70-11	3.1	88.5	0.02		no analysis	no analysis	Nicola IP high
70-12	10.7	80.8	0.04		no analysis	no analysis	Durand North Diorite
70-13	4.6	92.7	0.03		no analysis	no analysis	Nicola IP high
70-14	6.1	85.4	0.08	45.75 m @ 0.10	no analysis	no analysis	Nicola IP high
70-15	0.6	90.9	0.03		no analysis	no analysis	Durand North Diorite
70-16	1.2	90.3	0.02		no analysis	no analysis	Durand North Monzonite
70-17	10.7	80.8	0.03		no analysis	no analysis	Nicola IP high
70-18	11.3	69.5	0.03		no analysis	no analysis	Nicola IP high
72-1	32.0	59.5	0.11		no analysis	no analysis	Nicola IP high
72-2	32.9	18.9	0.23		no analysis	no analysis	Nicola IP high
72-3	33.6	0.0	no bedrock		no analysis	no analysis	Nicola IP high
72-4	12.8	78.7	0.02		no analysis	no analysis	Nicola IP high
72-5	1.2	90.3	0.03		no analysis	no analysis	Nicola IP high
72-6	0.0	91.5	0.02		no analysis	no analysis	Durand North Monzonite
72-7	1.8	92.7	0.02		no analysis	no analysis	Durand North Monzonite
72-8	5.2	86.3	0.02		no analysis	no analysis	Durand North Monzonite
72-9	32.0	76.3	0.04		no analysis	no analysis	Nicola - IP high
72-12	19.8	59.5	0.02		no analysis	no analysis	Nicola - IP high
72-14	0.6	91.5	0.06	3.05 m @ 0.42	no analysis	no analysis	Durand North Monzonite
72-15	0.6	75.6	0.02		no analysis	no analysis	Durand North Monzonite
72-16	0.0	91.5	0.03		no analysis	no analysis	Nicola - IP high

Hole No	Over- burden m	length of bed- rock m	Whole hole % Cu	Cu Intercepts > 0.10 %	Whole hole Gold g/t	Gold intercepts > 1 g/t	Target
72-17	1.8	80.5	0.03		no analysis	no analysis	Nicola - IP high
72-18	0.0	91.5	0.04		no analysis	no analysis	Nicola - IP high
72-19	10.1	35.7	0.06		no analysis	no analysis	Nicola - IP high
72-21	12.8	69.5	0.04	3.05 m @0.43	no analysis	no analysis	Nicola - IP high
72-22	15.3	76.3	0.01		no analysis	no analysis	Nicola - IP high
75-1	35.4	77.5	0.03	7.17 m @ 0.14	no analysis	no analysis	Nicola - IP high
75-2	31.6	127.5	0.06	4.6 m @ 0.15	no analysis	no analysis	Nicola - IP high
90-1	3.1	88.4	<0.01		<0.1		Durand North Monzonite/ Gold soil anomaly
90-2	6.1	88.4	0.06	11.15 m @ 0.21	<0.1		Durand North Diorite/Gold soil Anomaly
90-3	3.1	51.9	<0.01		<0.1		Durand North Diorite/Gold soil Anomaly
90-4	3.1	87.2	0.03		0.208		Durand North Diorite/Gold soil Anomaly
90-5	6.1	88.4	0.02		0.78	4.3g/t over 3.1m 1.7g/t over 39.65m	Durand North Diorite/Gold soil Anomaly
90-10	3.1	66.9	0.02		0.19		"
90-11	6.1	88.4	<0.01		<0.1		"
90-12	3.1	88.4	<0.01		<0.1		"
97-8	3.1	184	Not all anal.	31.4 m @0.26 bottom of hole	<0.1		Durand Diorite/ Enzyme Leach Central Low. Best hole in Diorite
97-9		66.44	0.26		0.125		Nicola IP high
97-10	67.1	39	0.06		<0.1		Nicola - IP high
97-11	27.4	175	0.06		<0.1		Nicola - IP high
97-12	48.8	173	0.01		<0.1		Nicola - IP high
97-13	33.5	123	0.06	90 m @ 0.14	<0.1		Nicola - IP high
97-20	24.4	61	0.06	24 m @ 0.13	<0.1		Nicola - IP high
97-21	33.5	101	0.05	4.5 m @ 0.34	0.143	2m @ 5.9 g/t	Nicola - IP high

Drilling on the property south of the Grace Lake Fault started in 1980 when Cominco did 4 percussion holes to test for secondary copper mineralization in the vicinity of the Eocene basalts. This was prompted by finds of chalcocite float in that area. Anomalous but low grade copper (chalcopyrite) was intercepted in altered Durand diorite and Nicola volcanic rocks. Hole RL 80-1 however had unexpected result: anomalous gold values.

37

were intercepted. Gold assays were 0.4 g/t over 18.6 m starting at a depth of 64 m. and include one interval of 3.1 m @ 1.1 g/t. The anomalous gold values occur in altered diorite with pyrite and anomalous copper values. This hole is 300-m northwest of the main gold intercepts in 97-7, which is discussed later. In 1990, Teck Corp also completed 4 percussion holes in the eastern section of the Durand diorite, near the area initially tested by Kennco in 1960. The holes intersected altered Durand diorite with large amounts of magnetite, pyrite and with anomalous but low-grade copper. Cominco drilled a single percussion hole in the south half of the Durand stock in 1194. The hole probed high IP response with similar results, anomalous copper, as the 1990 Teck holes.

Most of the drilling south of the Grace Lake Fault was done in 1997 by Pro Am Explorations. This was all diamond drilling not single wall percussion drilling and consequently not prone to down-hole sample contamination. The initial holes (97 1-6) tested several parts of the Western edge of the diorite for copper-gold mineralization. The other holes, 97-7 and 97-14 to 19, followed up on high-grade gold found in a test pit. Holes 97-1 to 6 intersected altered Durand diorite with magnetite and pyrite and traces of Chalcopyrite. Copper mineralization, where measured, was anomalous but very low grade.

Holes 7 and 14 to 19 were drilled along (see Figure 8) three parallel sections, spaced 25 m apart, to test gold mineralization initially found in a test pit. All holes intersected altered Durand diorite with shear/fracture zones with higher pyrite content and traces of chalcopyrite and with gold contents > 1g/t. A total of 15 distinct intervals > 1g/t (see table 7 below) were intercepted. The best grade interval was 8 m @ 15.4 g/t Au in hole 97-7. It is unclear from the drill data how these intervals link up. After the drilling, the test pit was enlarged and detailed measurements were taken of shears and fractures. The dominant strike of fractures is WNW. This is only 10 to 20° further to the west than the direction of the drill holes. The dominant dip is near vertical. Assuming this is the direction of mineralization, the true width of the gold zone exposed in the pit is estimated to be a minimum of 4 m. The drill holes, with 15 separate intercepts, would therefore indicate multiple sub-parallel and linear gold-bearing fracture zones within a 100-meter wide corridor. Some zones have grades and widths of potential economic interest and are collectively open along strike to both the ESE and WNW. There are some further indications for the strike extent of these gold zones. Two hundred meter to the WNW of the gold zones drilled by Pro Am Explorations, PC R-80-1 intercepted higher gold values (up to 1.1 g/t Au over 3.1 m). To the southeast of the 97-7 area overburden thickens quickly. One hundred and fifty meters southeast of Hole 97-7 a test pit, that failed to reach bedrock, measured 0.98 g/t at -9m in soil. Both R-80-1 and the test pit would indicate a potential strike length of 400 m for gold in fracture zones.

TABLE 8   DRILLING IN SOUTH DURAND LAKE STOCK AND ADJACENT NICOLA ROCKS

1960 DDH by Kennco, 1980 PC Holes by Cominco Ltd, 1990 PC holes by Teck Corp., 1995 PC hole by Cominco, 1997 Diamond Drill holes by Pro Am Explorations – 25 holes

Hole No	Over-burden + tertiary m	length of bedrock m	Whole hole % Cu	Interce pts > 0.10 % Cu	Whole hole Gold g/t or ppb	Gold intercepts> 1g/t	Target
60-R2		15?					short (15m) X ray holes drilled by Kennco, no data
60-PR3		15?					
PC80-1	27.5	0.0	na			na	Secondary Cu under Basalt cap
PC80-2	7.6	90.0	0.02		85 ppb	na	"
PC80-3	3.1	88.5	0.01		83 ppb	na	"
PC80-4	1.5	25.9	0.01		30 ppb	na	"
PC RL 80-1	29.0	54.9	0.03		225 ppb	3.1 m @1.1 g/t 18.6 m @0.4 g/t in bottom of hole	"
PC 90-6	3	91.5	0.03		<100 ppb		Durand Diorite
PC 90-7	3	48.5	0.02		<100 ppb		Durand Diorite
PC-90-8	3.1	88.4	0.01		<100 ppb		Durand Diorite
PC-90-9	8.2	7.1	0.04		<100 ppb		Durand Diorite
PC 94-1	9.8	90.2	0.02		<10ppb		Durand Diorite
97-1	3.1	182.3	Na		84 ppb		Durand Diorite
97-2	2.1	43.3	Na		30 ppb		Durand Diorite
97-3	15.2	38.7	Na		8 ppb		Durand Diorite
97-4	0.6	175.2	Na		58 ppb		Durand Diorite
97-5	21.3	172.9	0.03		126 ppb		Durand Diorite
97-6	26.2	164.8	0.02		56 ppb		Durand Diorite
97-7	3.1	197.2	0.03		807 ppb	15.39/8m 1.28/2m 1.13/2m	Test below trenches with gold values
97-14	3.3	218.2	0.03		267 ppb	4.78/14m	"
97-15	3.0	172.9	0.03		157 ppb	1.91/8m	"
97-16	3.1	193.0	0.05		201 ppb	7.48/3m	"
97-17	3.1	180.5	0.05		202 ppb	1.30/4m 2.69/2m 1.84/4m 1.22/2m	"
97-18	3.1	301.8	0.05		264 ppb	4.27/2m 1.01/2m 3.72/1m 1.51/2.18m 2.13/4m	"
97-19	6.1	61.6	0.03		98 ppb		

To summarise, the copper mineralization intercepted in all the drill holes in Durand diorite, south of the Grace Lake Fault, averages 280 ppm Cu overall, similar to the copper content of the northern half of the Durand diorite. Gold contents are much more variable and appear to be mostly concentrated in sulphide rich fracture zones. Gold grades as high as 15.4 g/t Au over 8m (drill interval, unknown true width) were intersected. Further drill testing this area for gold with holes oriented to the Northeast is recommended.

14.0 Sampling Method and Approach

No samples were taken by Auterra from the property. All historic sampling, including soil sampling, bark sampling, sampling of drill cuttings and drill core, sampling of trenches and outcrops were done prior to the presently prevailing standards of NI 43-101. Assessment reports and company reports give scant to abundant descriptions of sampling methods and approach. It appears that sampling methods were supervised mainly by staff geologists of the mining companies and exploration companies or by the owners of the property. As far as can be traced all the great majority of these individuals were geoscientists with adequate training and experience to competently complete these sampling campaigns according to the general industry standards at the time of the campaign

15.0 Sample Preparation, Analysis and Security

Auterra took no samples from the property.
No pulps from any of the sampling campaigns are still available today for reanalysis.

16.0 Data Verification

No direct data verification of the historic exploration data is possible for this property. No samples or pulps thereof remain, and all trenches have been backfilled. In addition there is limited outcrop on the property and only a few weathered showings were seen during my visit last October 10, 2002. The outcrops and the Chrysocolla showing seen by the author confirm altered diorite with sparse secondary copper mineralization as reported by earlier workers. The visit also confirmed that the property is almost entirely overburden covered.

Numerous different operators did work on the property and no inconsistencies could be found in results. As stated before most of these operators are qualified geologist that were in the employ of Noranda, Cominco, Teck Corp, Kennco, Pro Am Explorations, Lloyd Geophysics and others. Several of the operators including A. Scott, I. Jackish, R.

Bruaset, D. Cooke, are personally known by me and I have confidence in their competence and integrity.

17.0 Adjacent properties

The Rabbit South property borders the Rabbit North to the south and southeast. It is clear from the compiled data for the Rabbit North that alteration, anomalous IP effects and anomalous copper geochemistry continue to the south and southeast beyond the property boundary of Rabbit North. The Rabbit South is underlain by Nicola Group volcanics intruded by Roper Lake granite of Cretaceous age. During the seventies the Roper lake Intrusions were drilled extensively by Cominco Ltd. and elevated levels of molybdenum were found. No resource or reserve figures are available for this molybdenum mineralization (personal communication by R. Bruaset). Recent activities on this property consisted of geochemical enzyme leach sampling.

18.0 Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing has been done on any samples from the property to date.

19.0 Mineral Resource and Mineral Reserve Estimate

No mineral resources or mineral reserves have been located on the property.

20.0 Other Relevant Data and Information

All available technical reports and data relating to the Rabbit North Property have been reviewed and the relevant parts to evaluate the mineral potential have been used to compose this report. Considering the large amount of work done on the property since 1960 by at least seven different individuals or companies in at least 11 distinct exploration campaigns, it is assumed that some data or reports are lost or inaccessible. The author has no reason to believe that any lost or unavailable information would materially change his present view of the exploration potential of the property.

21.0 Interpretation and Conclusions

The property hosts an extensive hydrothermally altered alkaline intrusion, the Durand Lake intrusive complex, of Nicola (Upper Triassic) age and intruded into pene-contemporary Nicola Group volcanic rocks. The alteration extends well into the surrounding alkaline Nicola volcanics. The alteration consists of chloritization, epidotization, albitization, K-feldspar alteration, abundant carbonate and silicification with magnetite, pyrite, chalcopyrite and elevated gold and silver values. This alteration is similar to alteration found in and around copper and gold bearing hydrothermal systems in alkaline intrusions in British Columbia. Specifically it is similar to alteration associated with the Copper Mountain copper-gold porphyry deposit near Princeton, B.C., and the nearby Afton copper and gold deposit.

The alteration system covers a large area, most of it covered by glacial sediments. High magnetite and sulphide bearing alteration is outlined by IP and resistivity surveys that show an anomaly centred on the Durand intrusive complex and the surrounding Nicola Volcanics. This anomaly (>10 msec chargeability) occupies 8 km^2 within the Rabbit North Property. A prominent aeromagnetic anomaly overlies the most intense portion of the IP Anomaly. Magnetic anomalies of similar amplitude and extent are also closely associated with the alkaline copper/gold deposits at Copper Mountain and Afton. Magnetite in sparse outcrops and in drill holes is more abundant than sulphides.

Mineralization of copper and gold is widespread within the alteration/IP system at Rabbit North. Geochemical soil surveys cover almost the entire Rabbit North property. Both anomalous copper and gold cluster over the IP high and the magnetic anomaly associated with the Durand intrusive complex. Anomalous copper covers a very large area, indeed most of the IP anomaly, except for some of the areas with deep overburden. Anomalous gold in soils is more restricted and occurs mainly over a 1.5 km^2 area northwest of Dominic Lake. The actual distribution of anomalous copper and gold is primarily a result of glacial action and the location of the bed rock sources cannot be satisfactorily unravelled. In addition thick (>10m) alluvial and glacial sediments and tertiary basalt cover a large portion of the alteration/IP system especially its western and northern parts. The values for copper and gold in the soils, although clearly anomalous, are not of very high amplitude, indeed they are lower than most of the anomalous levels found in drill holes. This appears to be because most soils are of glacial origin and are the result of mixing of local and distal sources by glacial action. A recent enzyme leach soil survey, a technique with the capability of measuring effects from oxidizing sulphides below the overburden, outlined 4 centres of high sulphides at the western edges of the Durand intrusive complex. One of these "Enzyme Leach" targets was drilled in 1997 and gave the best copper results found to date (0.26 % Cu and 0.18 g/t Au over 31.4m in DDH 97-8). Past drilling relied on showings, IP anomalies, copper soil anomalies, or previous intercepts of sub economic copper to target drill holes and did find widespread low grade copper mineralization and, when analysed for gold, showed anomalous contents of gold. Extensive parts of this large alteration system have not been drilled and only one of 4

enzyme leach anomalies has been drilled to date. Especially in the southern lobe of the Durand complex where IP effects are highest and overburden is quite thick. It should be noted that only in 1996, late in the history of the property, and after most drilling (except drilling by Pro Am Explorations) an IP survey was completed over the southern lobe of the Durand diorite.

The potential to find a good grade copper-gold deposit is considered high.

Higher grade gold mineralization is associated with fracture zones in the Durand Stock. and was found in three distinct areas in holes 80-1, 90-5 and 97-21. These three holes define a triangle with sides of approximately 1 km in the western-central part of the Durand intrusive complex. Minimal follow up was done on 90-5 and none around 97-21. A few hundred meters southeast of hole 80-1, drilling and trenching by Pro Am Explorations Ltd. in 1997, found gold bearing structures in altered Durand diorite. The holes and trenches indicate an area measuring 100 m by 400 m with multiple gold bearing fracture zones that is open to the NW and SE. Best results were 15.4 g/t Au over an 8 m drill intercept, including 27.66 g/t over 2m, in drill hole 97-7. The gold bearing structures at Rabbit North are interpreted to be several meter wide, to dip steeply and to strike to the west-northwest. Similar structures or veins are often found at the periphery of porphyry systems elsewhere and can be considered a target for economic mineralization separate from a porphyry copper-gold deposit. The best economic example is the Snip Mine in Northern British Columbia. This sheared vein produced 1.3 million tonnes of ore at a recovered grade of 24.35 g/t.

It is concluded drilling in 1997 in this 100 by 400 m zone was ineffective because the holes were drilled too close to the interpreted strike of the gold zones and the potential to find a better grade gold zone remains high. Potential for higher grade gold in the areas of hole s 90-5 and 97-21 is also considered high.

22.0 Recommendations

It is recommended to pursue exploration on the property for both high-grade gold in fracture zones (Snip style) and porphyry style copper/gold mineralization (Afton style) within the core areas of the alkaline style alteration system. Specifically the following phased program is recommended. Costs are detailed on page 37, table 9.

Phase 1 Trenhing Gold Zones and Magnetometer surveys

- Detailed ground magnetic survey (flagged lines spaced 100m apart with measurements spaced 12.5 m apart along the lines) to enable geological interpretation and specifically to indicate the location and direction of pyrite-rich structures (with gold) in overburden covered areas. The area to be surveyed is the gold soil anomaly northwest of Dominic Lake. Plus a 1 km area centred on hole PC 90-5 and 97-9 Northwest of Dominic Lake. This survey will cover all drill holes that have intercepts > 1.0 g/t Au.

- Trenching two areas with residual soil grading > 1 g/t, to the south west of hole 97-7.

- Trench the area immediately northwest of Hole 97-7 to uncover the whole width of the gold zone excavated in 1997 (see Figure 8)

Phase 2 - Drilling Gold Zones

- Drill 3- 150 m inclined holes directed to the NE to intercept the gold zones drilled in 97-7, 14-19, at an angle perpendicular to the estimated strike (see figure 8)

- Drill 2-100 m inclined holes to intersect the gold sections in hole PC90-5 (not illustrated)

- Drill 2-100 m inclined holes to intersect the gold sections in hole RL 80-1 (partly illustrated Figure 8)

- Drill gold new targets encountered in the trenches done in phase 1, if warranted

Phase 3 Drilling Copper Gold deposit- Afton Style

- Drill the 4 enzyme leach anomalies: 4 × 200m holes. These holes (NQ core) to be drilled at -60 degrees and directed too the SE, effectively at 90 degrees to the main axis of the southern lobe of the Durand diorite. This is a new approach to

finding the best copper –gold mineralization within this large alkaline porphyry system. (Enzyme Leach anomalies are located on figures 5,6 and 7

This program will start with ground magnetic surveys and trenching in May 2003.

Positive results will then be the basis for further field programs in August or later. Drilling can be done in this area during the winter time at additional cost mostly for clearing snow from roads.

TABLE 9 BUDGETS

Item	Description	Quantity	Cost per item	Total Cost	Sub Totals
PHASE 1 GOLD TARGETS - TRENCHING & GROUND MAGNETIC SURVEYS					
Excavator	Trenching - including fuel and operator	40 hrs	$250/hr	10,000	
	Mobe/demobe of Excavator			3,000	
Geologist	Planning, supervision, sampling, report	15 days	$350/day	4,875	
Technician	Lines, sampling, magnetic survey	10 days	$200/day	2,000	
Magnetometer rental		10 days	$75/day	750	
Assays		100 samples	$20/sample	2,000	
Food and lodging		25 days	$60/day	1,500	
Vehicle		10 days	$60/day	600	
Suplies, Fuel				500	
				PHASE 1 TOTAL	25,225
PHASE 2 GOLD TARGETS - DRILLING					
Item	Description	Quantity	Cost per hr or item	Total Cost	Sub Totals
Diamond drilling Contract price	Contract price/moving drill	850 m	$60 per m	51,000	
	Supplies, core boxes, additives, dip measurements			3,000	
	Mobe /Demobe			6,000	
	Tractor	50h	$65 per hour	3,250	
	Drill sites / acces trails, construction/reclam.			10,000	
	Down time, moving time, parts			6,000	
	Food-Lodging 14 days 4 man crew	56 days	$50/day	5,000	
					84,250
Senior Geologist (consultant)	Organizing, Permitting, Field supervision, geology, drill core logging, reports	25 days	$350/day	7,650	
Auterra Geologist	Planning, supervision	12 days	$500/day	6,000	

Junior geologist	Sampling, mapping, drill core logging, reporting	20 days	$275/day	5,500	
Field Technician	sampling/	20 days	$200/day	4,000	
Travel Time	for all personnel			2,250	
Drafting		10 days	$275/day	2,750	28,150
Vehicle		25 days	$ 60/day	1,500	
Food and Lodging		110 days	$50/day	5,500	
Field Supplies	sampling bags, survey materials, gasoline, drafting supplies			3,000	
Office supplies	paper, computer time, copying			1,000	11,000
Analytical	Core samples	300 samples	$20 per sample	6,000	
Freigth	Core samples			800	
Permitting/reclamation				5,000	
Assessment fees				3,000	14,800
				TOTAL	138,200
Contingency 5%					6,910
Administration charge 10%					14,511
				TOTAL	159,621
				GST 7%	11,173
				TOTAL Phase 2	199,716

BUDGET 2003 PHASE 3 COPPER-GOLD TARGETS DRILLING

Item	Description	Quantity	Cost per hr or item	Total Cost	Sub Totals
Diamond drilling Contract price	Contract price/moving drill	800 m	$60 per m	48,000	
	Supplies, core boxes, additives, dip measurements			3,000	
	Mobe /Demobe			6,000	
	Tractor	50h	$65 per hour	3,250	
	Drill sites / acces trails, construction/			8,000	
	Down time, moving time, parts			5,000	
	Food-Lodging 14 days 4 man crew	56 days	$50/day	5,000	78,250
Senior Geologist (consultant)	Organizing, Permitting, Field supervision, geology, drill core logging, reports	20 days	$350/day	7,000	
Auterra Geologist	Planning, supervision	8 days	$500/day	4,800	
Junior geologist	logging, report	20 days	$275/day	5,500	
Field Technician	sampling	20 days	$200/day	2,000	
Travel Time	for all personnel			2,250	
Drafting		15 days	$250/day	3,750	25,300
Vehicles		20 days	$60/day	1,200	
Food and Lodging		60 days	$60/day	3,600	
Field Supplies	sampling bags, survey materials, gasoline, drafting supplies			4,000	
Office supplies	paper, computer time, copying			1,000	9,800
Analytical	Core and rock samples	300 samples	$20/ sample	6,000	

Freigth	Core and rock samples			800	
Permitting/reclamation				12,000	18,800
				TOTAL	132,150
Contingency 5%					6,608
Administration charge 10%					13,876
				TOTAL	152,633
				GST 7%	10,684
				TOTAL Phase 3	163,318

TOTAL COST PHASE 1 to 3   **388,259**

23.0 References

Bond, L., Tsang, L., 1990: RPT on Geochem, Geophys. Rag, GS, Happy Days AR20320

Bond, L., Tsang, L., 1990: RPT on Geochem, Geophys. Happy Days 4 M.C. AR20424

Bond, L., Tsang, L., 1990: RPT on Percussion Drilling Rag, GS, Happy Days AR20648

Bond, L., Tsang, L., 1990: RPT on Percussion Drilling on the Happy Days AR20649

Boronowski, A.J 1971: Hydrothermal alteration in the Rag property Unpublished RPT

Brooks, R. R., 1960: Geophysical RPT 1960 Roper Lake, Greenstone Mtn area

Bruaset, R. U. 1975: Drilling RPT Rag-Apollo, 75-1 Group AR5673

Bruaset, R.U. 1979: Drilling RPT Happy Days M.Cs. AR7436

Bruaset, R.U. 1979. Drilling RPT Happy Days AR7764

Bruaset, R.U. 1980: Drilling RPT Rag-Happy Days M.Cs AR8238

Bruaset, R.U. 1980: RPT on soil survey. Unpublished RPT

Bruaset, R.U. 1981: Drilling RPT Happy Days Mineral Claims AR9319

Bruaset, R.U. 1990: RPT on Geology, Geochem. Rabbit # 3, #4, 6FR AR20793

Bruaset, R.U., Cornock,J., 1996: Enzyme Leach, IP, soil sampling of Rabbit AR24785

Bruaset, R.U., 1997: Report on Diamond Drilling and Trenching on Rabbit AR25124

Bruaset, R.U., 1998: RPT on biogeochemical survey of Rabbit 38 AR25790

Bruaset, R.U., 1998: RPT on Trenching Rabbit 38 AR25941

Campbell, R.B., Dodds, C.J., Gehrels, G.E., and O'Brien, J. 1991. Part B. Cordilleran Terranes. In Chapter 8, Geology of Canada no. 4 p. 281-

Cooke, D.L., May'72: RPT on Rag for Mid_North Exp. Ltd. VSE Interim. List. Statm.

Cooke, D.L., Nov,72 : Project RPT-1972 Rag Claims, Greenstone Mtn.

Clark, J.R. 1997 Concepts and Models for Interpretation of Enzyme Leach Data for Mineral and Petroleum   Exploration (36 pp) in: Activation Lab.: Enzyme Leach: Models, Sampling Protocol & Case Histories

Clark, J.R. Sept. 26, 1996 Letter report on Rabbit Enzyme L. data from Rabbit Option

Clark, J.R. Oct. 14, 1996 Additional review of Enzyme L. data from Rabbit Option

Dirom, G.A. 1967: Geochem.RPT Dominic Lake Claims AR1009

Elliott, I.L. 1988: RPT on soil sampling of Rag M.C. AR17669

GSC (Geological Survey of Canada), 1989, Map 42-1989 Ashcroft 1/250,000 NTS 91/I

Hamilton, J.M, 1970: IP and magnetic surveys Rag Group AR2511

Hallof, P.G. Gaudie, M.A.1972: RPT on IP/resistivity on Rag for Mid-North AR4008

Jackisch, Ingo. 1992: RPT on IP/Resistivity on Wyse-Rabbir Property AR22531

Knauer, J.D. 1967: Geochemical Soil Survey of G.B. Mineral Claims AR1099

Leishman, D. 1984: Geochemical RPT on Happy Days # 3 Claim AR12698

Lovang, Gudmund 1988: RPT on Geochem. & Geophysics of GS M.C. AR17550

Mc Dougall J.J. 2002 Excerpt of 2000 and 2001 Diamond Drilling and Exploration Report and Mineral Resources Study, Afton Copper Gold Project. Report for DRC Resources Ltd at www.drcresources.com

Medford, G.A., 1980: Rb/Sr Age of the Rag-Roper Lake Intrusions. Unpublished RPT

Minfile #104B 250, BC Geological Survey at www.em.gov.bc.ca/Mining/Geolsurv/Minfile/search

Monger, J.W.H., Wheeler, J.O., Tipper, H.W., Gabrielse, H., Harms, T., Struik, L.C., R.B Campbell, R.B., Dodds, C.J., Gehrels, G.E., and O'Brien, J. 1991. Part B. Cordilleran Terranes. In Chapter 8, Geology of Canada no. 4 p. 281-

Monger, J.W.H., McMillan W. J. 1989Ashcroft Sheet 1 Geology GSC Map 42-1989

Pearson, K., Wong, T., 1991; Prospecting, Geochem. Geophys on Rabbit AR21125

Schroeter, T. C., 1995. Editor: Porphyry Deposits of the Northwestern Cordillera of North America, CIM Special Vol. 46

Scott, A.R. 1979: IP/Resistivity Report on Rag AR7337

Stevenson, R.W., 1960: Geological, geochemical, geophysisical surveys of DRGs AR 325

Sutherland Brown, A., 1976. Editor: Porphyry Deposits of the Canadian Cordillera CIM Special Vol. 15.

Wagnar, D. 1994:RPT on percussion drilling on Roper Lake property AR23721

Woodsworth, G.J., Anderson, R.G., Armstrong, R. L. 1991: Plutonic Regimes, Chapter 15 in Geology of the Cordilleran Orogen in Canada, GSC, Geology of Canada, no. 4 p. 493.

24.0 Date

This report was completed on July 8, 2003 in Vancouver, B.C by

"Andre M Pauwels"

Andre M. Pauwels, P.Geo

25.0   Statement of Qualifications

I, Andre M. L. A. Pauwels, declare that:

1. I reside at 4900, Mariposa Court in Richmond B.C., V7C 2J9, Canada.

2. I graduated in 1970, from the State University of Ghent, Belgium with a B.Sc. Science, Geology.

3. I have practised Mineral Exploration continuously since September 1970 as a staff geologist for Union Miniere Explorations, Canada from 1970 to 1980, as a Senior Geologist for Bethlehem Copper Corp. in 1981 and as a Senior Geologist, later Exploration Manager, for Cominco Ltd from 1981 to 2001. I am presently a Consulting Geologist and serve as an officer of Ballad Ventures Ltd. and as a Director of B2B Solutions Inc., both junior resource companies listed on the TSX Venture Exchange.

4. I acquired experience in exploring for porphyry copper, gold, lead-zinc and diamond deposits in Canada, USA, Chile, Argentina, Peru, Ecuador, Guyana, Suriname, Brazil, Thailand, Morocco, Saudi Arabia, Iran, Vanuatu and Indonesia.

5. I am a Professional Geoscientist, member of the Association of Professional Engineers and Geoscientist of British Columbia, registration number 20157, and in good standing since 1993.

6. I have read the National Instrument 43-101 and form 43-101F1 and this report has been prepared in compliance with with instrumen 43-101 and form 43-101F1 and I certify that, because of my education, relevant work experience and my affiliation as a Professional Geoscientist with the Association of Professional Engineers and Geoscientists of the Province of British Columbia, I fulfill the requirements to be a "Qualified Person" for the purpose of NI 43-101 in the matter of evaluating the exploration potential of the Rabbit North Property and the recommendation of an exploration program.

7. I am an Independent Qualified Person, applying the tests set out in section 1.5 of N.I. 43-101 and was commissioned by Auterra ventures Inc., as a Independent Qualified Person, to review the mineral potential of the Rabbit North property in view of a possible acquisition of the property by Auterra and write this report and to recommend an exploration program if applicable.

8. I have reviewed all available pertinent technical data on the Rabbit North Property and the surrounding areas and visited the property on October 10, 2002. I am not aware of any material fact or material change with respect to the subject matter of the technical report which is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

Signed   July 8, 2003

"Andre Pauwels"

_____

Andre M. Pauwels, P. Geo

FORM 45-102F2

**CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES***

Complete 1. or 2.

1. **AUTERRA VENTURES INC.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 24, 2003 of 100,000 shares of Auterra Ventures Inc. by way of Property Acquisition, Auterra Ventures Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. *[Name of Issuer]* has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, British Columbia, this 1st day of December, 2003.

AUTERRA VENTURES INC.

By: *"Raymond Roland*
        Raymond Roland, President